Form 10-K, Exhibit 13
period 1996-12-31
ALLEGIANCE CORP
filed 1997-03-27
CIK 1017799

                                                                    EXHIBIT 13.1

Management's Discussion and Analysis




The following management discussion and analysis describes material changes in the results of operations of Allegiance Corporation ("Allegiance" or the "company") during the three years ended December 31, 1996, and the company's financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant.

Certain statements in this discussion constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements indicating the company "plans," "expects," "estimates" or "believes" are forward-looking statements that involve known and unknown risks, including, but not limited to, general economic and business conditions, changing trends in the health-care industry and customer profiles, competition, changes in governmental regulations, and unfavorable foreign currency fluctuations. Although Allegiance believes its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of Allegiance will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statement whether as a result of new information, future events or otherwise.

OVERVIEW

On September 30, 1996 (the "Distribution Date"), Baxter International Inc. ("Baxter") and its subsidiaries transferred to Allegiance and its subsidiaries the U.S. health-care distribution business, surgical and respiratory therapy business and health-care cost-management business, as well as certain foreign operations (the "Allegiance Business") in connection with a spin-off of the Allegiance Business by Baxter. The spin-off was effected on the Distribution Date through a distribution of common stock of Allegiance to Baxter stockholders.

Allegiance operates in a single industry segment as a leading provider of health-care products and services that assist its health-care customers manage and reduce the total cost of providing high-quality patient care. Through its nationwide distribution network, Allegiance distributes a wide offering of medical, surgical and laboratory products, including its own self-manufactured surgical and respiratory therapy products, to hospital and alternate-site customers. Allegiance also provides cost-management services to its health-care customers, including inventory-management programs, customized packaging, and clinical procedure and process consulting. The delivery of such a broad array of products and services requires focused investments in cost-management services, information systems, and manufacturing and distribution efficiencies.

Accelerating cost pressures on hospitals in the United States and overseas are resulting in increased outpatient and alternate-site health-care service delivery and a focus on cost-effectiveness and quality. At the same time, the elderly segment of the population in the United States and abroad is growing. These forces increasingly shape the demand for, and supply of, medical care. Many private health-care payers provide incentives for consumers to seek lower cost care outside the hospital. Many corporations' employee health plans provide financial incentives for patients to use the most cost-effective forms of treatment (managed care programs such as health maintenance organizations, have become more common), and physicians are being encouraged to provide more cost-effective treatments. The fundamental changes that have occurred in the U.S. health-care system over the past several years, including customer and competitor consolidations, and cost-containment efforts, are expected to continue in the future.

Hospitals and other providers are expected to continue to push for greater efficiency, reduced excess capacity and lower costs. Allegiance management believes this presents an opportunity for the company, which is well positioned to help health-care providers enhance their competitiveness and to provide products to alternate sites as treatment moves outside

                                            Management's Discussion and Analysis


the hospital. Management believes it can help its customers achieve savings by automating supply-ordering procedures; optimizing distribution networks; improving utilization, materials management and labor productivity; achieving economies through product and procedure standardization; and performing certain non-clinical services on an outsourced basis. Allegiance further believes its strategy of providing unmatched service to its health-care customers and achieving the best overall cost in the delivery of health-care products and services is compatible with any anticipated realignment of the U.S. health-care system that may ultimately occur.

RESULTS OF OPERATIONS

Allegiance's historical results of operations in 1995 and 1994 include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995 and the diagnostics manufacturing businesses were sold in December 1994. See Notes 5 and 6 to "Notes to Consolidated Financial Statements" for additional information related to these divestitures. The following table presents selected financial data for Allegiance excluding the revenue and expenses associated with these divested businesses:



years ended December 31 (in millions)                       1996           1995          1994
----------------------------------------------------------------------------------------------
Net sales                                               $4,387.2       $4,575.0      $4,313.7
Costs and expenses
     Cost of goods sold                                  3,479.2        3,624.5       3,311.2
     Selling, general and administrative expenses          672.0          694.8         704.9
     Research and development                                8.1            6.6           5.6
     Goodwill write-down and other
       non-recurring items                                 645.5             --            --
     Interest expense                                       18.6             --            --
     Goodwill amortization                                  32.2           36.8          36.7
     Benefit curtailment gains                             (35.9)            --            --
     Other income                                           (4.6)         (33.0)         (2.8)
----------------------------------------------------------------------------------------------
Total costs and expenses                                 4,815.1        4,329.7       4,055.6
----------------------------------------------------------------------------------------------
Pretax income (loss)                                      (427.9)         245.3         258.1
Income tax expense                                          49.8           94.4         101.4
----------------------------------------------------------------------------------------------
Net income (loss)                                       $ (477.7)      $  150.9      $  156.7
==============================================================================================


SALES
The following tables summarize net sales, excluding the divested businesses discussed previously, by major geographic region and by self-manufactured versus distributed product:

                                                                                                             Percent
                                                                                                             increase
                                                                                                            (decrease)
years ended December 31 (in millions, except percentages)               1996        1995        1994       1996      1995
--------------------------------------------------------------------------------------------------------------------------
Geographic regions
     United States                                                  $4,097.0    $4,283.7    $4,042.7       (4.4%)     6.0%
     International                                                     290.2       291.3       271.0       (0.4)      7.5
--------------------------------------------------------------------------------------------------------------------------
Total net sales                                                     $4,387.2    $4,575.0    $4,313.7       (4.1%)     6.1%
==========================================================================================================================
Distributed product                                                 $2,791.2    $3,003.5    $2,758.9       (7.1%)     8.9%
Self-manufactured product                                            1,596.0     1,571.5     1,554.8        1.6       1.1
--------------------------------------------------------------------------------------------------------------------------
Total net sales                                                     $4,387.2    $4,575.0    $4,313.7       (4.1%)     6.1%
==========================================================================================================================

Management's Discussion and Analysis




The decline in Allegiance's domestic and distributed product net sales in 1996 principally resulted from the execution of plans to improve profitability by reducing sales in lower-margin, distributed products in the United States. Domestic and distributed product net sales growth in 1995 is due primarily to increased sales volume in lower-margin, distributed products, resulting from increased sales under certain distribution agreements and a large supply and service contract signed with VHA Inc. in 1994.

The increase in sales of self-manufactured product in 1996 is the result of an increase in cost-management agreements (which generally result in favorable growth of higher-margin, self-manufactured products), partially offset by pricing pressures. An initial stocking order resulting from an agreement signed with General Medical Corporation in 1996 also contributed to the increase in sales of self-manufactured product during the year.

International sales in 1996 were reduced slightly by unfavorable foreign-exchange rates. Additionally, as an independent public company, Allegiance has different selling arrangements in international markets that unfavorably impacted sales in comparison to the prior year. The combination of these issues resulted in relatively flat sales in 1996 as compared to 1995. International sales growth in 1995 was the result of continued focus on the penetration of surgical products into these international markets and favorable foreign-exchange rates. Management expects to increase its selling efforts internationally by increasing the penetration of surgical products into international markets.

For the last three years, sales to customers who are members of two large hospital buying groups, Premier, Inc. ("Premier") and VHA Inc. ("VHA"), as a percentage of total sales, were 27 percent and 20 percent, respectively in 1996, 27 percent and 16 percent, respectively in 1995, and 23 percent and 13 percent, respectively in 1994. Premier and VHA each comprise a group of health-care organizations that benefit from the pricing and other benefits available to members of the group. Certain members of each group are free to purchase from the vendors of their choice. Although the loss of the relationship with either group could have a significant impact on sales to members of the group, the loss of such group would not necessarily mean the loss of all sales from all members of such group. In November 1996, Allegiance signed a new seven-year agreement with Premier to supply its member hospitals with certain surgical and respiratory therapy products. This agreement is not expected to impact sales until late 1997.

Gross Margin and Expense Ratios

The following table summarizes Allegiance's gross margin and expense ratios, excluding the divested businesses discussed previously:

years ended December 31 (as a percent of sales)     1996   1995   1994
----------------------------------------------------------------------
Gross margin                                        20.7%  20.8%  23.2%
Selling, general and administrative expenses        15.3   15.2   16.3
----------------------------------------------------------------------

Gross margins were relatively flat in 1996 compared to 1995. This stabilization in gross margin resulted principally from the company's planned reduction in sales of lower-margin, distributed products discussed previously, which offset pricing pressures in Allegiance's higher-margin, self-manufactured products. The gross margin decline in 1995 resulted from general market conditions, growth in lower-margin sales of distributed products and the loss of a Columbia/HCA surgical supply contract. Allegiance plans to continue its efforts to stabilize its gross margin by offsetting pricing pressures with manufacturing cost efficiencies, managing its product mix more effectively, and, when possible, instituting price increases.

                                            Management's Discussion and Analysis



Total selling, general and administrative expenses declined $22.8 million in 1996 compared to 1995. However, such costs as a percent of sales increased slightly, due to the decline in sales discussed previously, as the timing of expense reduction initiatives that management implemented in both current and prior periods lagged the planned reduction in lower-margin product sales. The decline in the selling, general and administrative expense ratio between 1995 and 1994 resulted from initiatives taken in connection with the 1993 restructuring program and leverage on the growth in distributed products that occurred in 1995. Management plans to continue to improve this ratio through continued expense reduction initiatives.

Goodwill Write-Down

As part of Baxter, Allegiance followed the accounting policies established by Baxter for its consolidated group. At the Distribution Date, goodwill, net of accumulated amortization, was approximately $1,060.0 million. Baxter's policy was to evaluate the overall recoverability of goodwill using projected undiscounted cash flows.

Subsequent to the Distribution Date, the market value of Allegiance's stock was substantially below its historical book value. As a result of this market value and management's expectations that cost-containment efforts in the health-care industry will continue to result in intense competitive pressures among health-care suppliers, management re-evaluated its accounting policy regarding goodwill impairment. In October 1996, the company's board of directors approved the adoption of a new policy for assessing goodwill impairment based upon a fair value approach. The company believes that fair value is a preferable method to assess goodwill as it is a more objective indicator of the company's inherent value as a separate publicly-traded entity and will be reflective of the challenges and pressures that continue to be a fundamental part of the U.S. health-care system.

The change in the method of assessing goodwill impairment resulted in a fourth quarter charge of $550.0 million to operations and a reduction in goodwill amortization of $4.7 million (9 cents per share). This policy change will continue to reduce goodwill amortization expense by $18.9 million and $4.7 million on an annual and quarterly basis, respectively, for the next twenty-nine years.

The company computes fair value based upon the price/earnings ("P/E") multiple for a group of similar companies. This P/E multiple, calculated based on actual quoted market prices per share and analysts' consensus earnings estimates for these companies, is applied to management's best estimate of earnings for Allegiance to arrive at an overall fair value of the company. Management will continue to utilize the same group of companies in order to determine this P/E multiple, provided that there are no significant changes in the underlying characteristics of such companies.

Other Non-Recurring Costs

In addition to the goodwill write-down discussed above, the company incurred $95.5 million of non-recurring costs in the fourth quarter of 1996. In conjunction with carving out the Allegiance Business into a separate entity, management re-evaluated the businesses and product lines in accordance with the company's strategies. As a result of this evaluation, the company divested and wrote-down assets of $62.8 million. This was principally a noncash charge that related primarily to the divestiture of the company's Interwoven business and facility consolidations.

Other non-recurring charges of $13.2 million were for costs related to the company's spin-off from Baxter. These costs primarily included corporate identity, name change and communications costs, as well as certain incremental compensation costs.

Management's Discussion and Analysis



In addition to the items noted above, non-recurring charges in the fourth quarter of 1996 included $19.5 million for legal defense costs related to natural rubber latex litigation cases. Refer to Note 16 to "Notes to Consolidated Financial Statements" for additional discussion.

Restructuring Program

In November 1993, Baxter initiated a restructuring program to improve shareholder value and reduce costs. These strategic actions were designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. See Note 5 to "Notes to Consolidated Financial Statements" for discussions related to cash and noncash utilization of the reserves.

Since the announcement of the 1993 restructuring program, Allegiance management has implemented, or is in the process of implementing, all of the major strategic actions associated therewith and is satisfied the program is progressing on schedule and will meet established financial targets. During 1996, Allegiance utilized $86.6 million of restructuring reserves, including $61.6 million in cash payments. Cash outflows pertain primarily to employee-related costs for severance, outplacement assistance, relocation, implementation teams and facility consolidations. As of December 31, 1996, Allegiance had eliminated approximately 2,115 positions of the 2,300 positions expected to be affected by the program. The majority of the remaining reductions will occur in 1997, as facility closures and consolidations are completed as planned. In addition to improvements in the effectiveness of its sales force and the management of customer relations, Allegiance realized direct savings in manufacturing and administrative costs from this program of approximately $125.2 million, $95.0 million and $40.0 million in 1996, 1995 and 1994, respectively. Management believes the program is on target to achieve anticipated direct savings of approximately $155.0 million in 1997 and of at least $155.0 million in 1998. The company anticipates that these savings will continue to partially offset potential future gross margin erosion and investments into cost-management initiatives. Management further believes its remaining restructuring reserves are adequate to complete the actions contemplated by the restructuring program and that future cash expenditures related to the program will be funded by cash generated from operations.

Benefit Curtailment Gains

Non-recurring gains associated with the curtailment of Baxter-sponsored non-contributory, defined benefit pension plans amounted to $17.4 million, and the curtailment of Baxter-sponsored contributory health-care and life-insurance benefits amounted to $18.5 million. Refer to Note 13 to "Notes to Consolidated Financial Statements" for discussions of these former plans.

Interest Expense

Prior to September 30, 1996, Allegiance participated in a centralized cash-management program administered by Baxter. No interest was charged to Allegiance. Interest expense in 1996 related to amounts borrowed by Allegiance to fund a $1,147.3 million distribution to Baxter upon the spin-off and for working capital requirements.

Other Income

Other income for 1996 consisted primarily of revenue from miscellaneous, non-operating service fees. Other income for 1995 and 1994, excluding the divested businesses discussed previously, consisted primarily of net gains associated with the disposal or discontinuance of minor, non-strategic businesses.

                                            Management's Discussion and Analysis


Pretax Income

The following table compares pretax income, excluding the divested businesses discussed previously, and non-recurring items:

                                                                                                     Percent
                                                                                               increase (decrease)
years ended December 31 (in millions, except percentages)        1996       1995       1994     1996         1995
------------------------------------------------------------------------------------------------------------------
Pretax income (loss), excluding divested businesses           $(427.9)    $245.3     $258.1      n/a         (5.0%)
Adjust for non-recurring items/(1)/                             609.6      (37.3)     (11.4)       -            -
Adjust for interest expense                                      18.6          -          -        -            -
------------------------------------------------------------------------------------------------------------------
Adjusted pretax income                                        $ 200.3     $208.0     $246.7     (4.3%)      (15.2%)
==================================================================================================================
Adjusted pretax income as a percent of sales                      4.6%       4.6%       5.7%       -            -
==================================================================================================================

(1) The 1996 non-recurring adjustments include the goodwill write-down, benefit curtailment gains and other non-recurring items discussed previously. The 1995 and 1994 non-recurring adjustments reflect net gains associated with the disposal or discontinuance of minor, non-strategic businesses discussed previously.

Excluding the non-recurring items noted above and adjusting for interest expense which did not impact earnings until the fourth quarter of 1996, pretax income decreased as a result of the decrease in net sales discussed previously. Pretax income remained flat as a percent of sales between 1996 and 1995.

Excluding the non-recurring items noted above, the decrease in pretax income as a percent of sales between 1995 and 1994 was caused primarily by the 1995 gross margin decline discussed earlier.

Income Taxes

Allegiance's effective tax rate in 1996 was impacted by the non-recurring fourth quarter charges discussed previously. Excluding the divested businesses and the tax benefit of $32.7 million associated with the non-recurring costs, the effective tax rate would have been 37.9 percent in 1996 versus 38.5 percent in 1995. The decrease in this rate between 1996 and 1995 was caused principally by the positive impact on earnings of lower goodwill amortization, which is a non-taxable item, in the fourth quarter of 1996.

The effective tax rate, excluding divested businesses, in 1995 decreased by 0.8 percentage points from 39.3% in 1994, primarily due to a larger proportion of earnings in lower tax jurisdictions.

Net Income

Excluding the divested businesses and the fourth quarter 1996 non-recurring costs, the declines in net income between 1994 and 1996 are consistent with the changes in pretax income and income taxes discussed previously.

Impact of Inflation

In recent years, Allegiance has experienced increases in its labor and material costs influenced, in part, by general inflationary trends. While not directly related to inflationary trends, Allegiance's revenue base over recent years has been adversely affected by lower average selling prices on certain products as a result of changes in Medicare reimbursement regulations, economic pressures in the U.S. hospital marketplace and increased competition in certain product lines. There is little correlation between general inflation rates directly affecting costs and expenses and Allegiance's pricing levels for products sold to health-care customers. Management expects these trends to continue.

Management's Discussion and Analysis



Liquidity and Capital Resources

Management assesses Allegiance's liquidity in terms of its overall ability to mobilize cash to support ongoing business levels and to fund its growth. Management believes it has sufficient cash flow from operations and financial flexibility to attract long-term capital to support normal operating activities and fund short- and long-term growth objectives. Allegiance's current assets exceeded current liabilities by $637.4 million at December 31, 1996, versus an excess of $679.7 million at December 31, 1995. Current assets at December 31, 1996, included accounts receivable and notes and other current receivables of $547.5 million and inventories of $628.5 million. These sources of liquidity are convertible into cash over a relatively short period of time and thus, could be available to help Allegiance satisfy normal operating cash requirements.

Debt and Financial Instruments

To meet its net financing requirements during the year ended December 31, 1996, including a $1,147.3 million distribution to Baxter, the company borrowed under its various credit facilities, as required. Refer to Note 8 to "Notes to Consolidated Financial Statements" for additional discussion.

On October 15, 1996, Allegiance issued $200.0 million in aggregate principal amount of the company's 7.30 percent notes due October 15, 2006; $150.0 million in aggregate principal amount of the company's 7.80 percent debentures due October 15, 2016; and $200.0 million in aggregate principal amount of the company's 7.00 percent debentures due October 15, 2026. The net proceeds to the company from the sale of these securities were used to reduce the amounts outstanding under the company's credit facilities. The company received debt ratings of Baa3 on senior debt by Moody's, BBB- by Standard & Poor's and BBB by Duff & Phelps. Allegiance's long-term debt as a percent of total capital was
57.2 percent at December 31, 1996. Management plans to reduce this ratio over time.

The company intends to fund its short- and long-term obligations as they mature through cash flow from operations, existing credit facilities or issuance of debt. Management believes the company has credit facilities adequate to support the company's ongoing operational, capital, restructuring and litigation requirements. Beyond that, Allegiance believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives.

Cash Flow from Operations

Cash flow provided by operations was $317.1 million, $253.3 million and $422.2 million as of December 31, 1996, 1995 and 1994, respectively. The increase in cash flow from operations in 1996 resulted from improved balance sheet management -- primarily inventories and accounts payable. The decline in cash flow from operations in 1995 was primarily the result of a decline in earnings, resulting principally from the divestitures of the Industrial and Life Sciences division and the diagnostics manufacturing businesses.

Investment Transactions


years ended December 31 (in millions)       1996      1995      1994
----------------------------------------------------------------------
Capital expenditures                      $(102.5)  $(111.9)  $(122.4)
Acquisitions                                (23.8)     (5.4)     (1.9)
Proceeds from asset dispositions            (11.2)    626.0     106.9
----------------------------------------------------------------------
Total investment transactions, net        $(137.5)  $ 508.7   $ (17.4)
======================================================================

Capital expenditures consisted principally of improvements to existing facilities, system upgrades, productivity-enhancing equipment and other cost-reduction projects. Allegiance management expects 1997 investments in capital expenditures to remain at levels consistent with 1996.

                                            Management's Discussion and Analysis


The acquisitions summarized above involved no significant change to Allegiance's strategic direction, and were made for the purpose of broadening product lines and service offerings or expanding market coverage.

The net use of cash related to asset dispositions in 1996 related primarily to cash payments from the settlement of certain programs associated with the divestitures of the Industrial and Life Sciences division and the diagnostics manufacturing businesses. The proceeds for 1995 related primarily to Allegiance's divestiture of its Industrial and Life Sciences division in September 1995 and the collection of notes receivable related to the December 1994 divestiture of Allegiance's diagnostics manufacturing businesses. The proceeds in 1994 related to the divestiture of the diagnostics manufacturing businesses. See Notes 5 and 6 to "Notes to Consolidated Financial Statements" for additional information related to these divestitures.

In February 1997, the board of directors declared a quarterly dividend of 10 cents per share (annualized rate of 40 cents per share). The company intends to grow dividends at a rate lower than its anticipated growth in earnings per share.

On January 2, 1997, Allegiance acquired West Hudson & Co. Inc., a privately-owned health-care consulting firm with 1996 annual sales of $38.1 million. Allegiance paid approximately $30.5 million in cash and $10.5 million in stock with contingent payments to be paid over the next four years. This acquisition is consistent with Allegiance's strategic direction of providing cost-management services.

Litigation

Upon the Distribution, Allegiance assumed the defense of litigation involving claims related to the Allegiance Business, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves. See
Note 16 to "Notes to Consolidated Financial Statements."

Under the U.S. Superfund statute and many state laws, generators of hazardous waste sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the cost of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

As of December 31, 1996, Baxter Healthcare Corporation had been identified as a potentially responsible party for cleanup costs at ten hazardous waste sites, for which Allegiance has assumed responsibility. Allegiance's largest assumed exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects the total cleanup costs for this site to be between $44.0 million and $65.0 million, of which Allegiance's share would be approximately $5.4 million. This amount, net of payments of approximately $1.4 million, has been accrued and is reflected in Allegiance's consolidated financial statements. The estimated exposure for the remaining nine sites is approximately $3.9 million, which has been accrued and reflected in Allegiance's consolidated financial statements.

The company is a defendant in, or has assumed the defense of, a number of other claims, investigations and lawsuits. Upon resolution of any of the uncertainties described in Note 16 to "Notes to Consolidated Financial Statements," the company may incur charges in excess of presently established reserves. Based on the advice of counsel, management does not believe the outcome of these matters, individually or in the aggregate, will have a material adverse effect on Allegiance's overall business, cash flow, results of operations or financial condition.

Management's Responsibility for Financial Statements



Management is responsible for the preparation of the company's consolidated financial statements and all related information appearing in this report. The statements and notes have been prepared in conformity with generally accepted accounting principles and include some amounts that are estimates based on currently available information and management's judgement of current conditions and circumstances. The company engaged Price Waterhouse LLP, independent public accountants, to examine the consolidated financial statements. Their report appears on this page.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting controls, including an internal audit program. The system of accounting controls is improved in response to changes in business conditions, operations and recommendations made by the independent public accountants and the internal auditors.

The Board of Directors has an Audit and Public Policy Committee whose members are not employees of the company. The committee met three times in 1996 with management, internal auditors and representatives of the company's independent public accountants to review the company's program of internal controls, audit plans and results, and recommendations of the internal and external auditors and management responses to those recommendations.


/s/ Lester B. Knight      /s/ Peter B. McKee        /s/ Richard C. Adloff
--------------------      ------------------        ---------------------
Lester B. Knight          Peter B. McKee            Richard C. Adloff
Chairman of the Board     Senior Vice President     Corporate Vice
and Chief Executive       and Chief Financial       President and
Officer                   Officer                   Controller



Report of Independent Accountants


To the Board of Directors and Stockholders of Allegiance Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of equity present fairly, in all material respects, the financial position of Allegiance Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the company changed its method of assessing goodwill impairment in 1996. We concur with the change in accounting.


/s/ Price Waterhouse LLP
------------------------
PRICE WATERHOUSE LLP
Chicago, Illinois
February 3, 1997

                                                     Consolidated Balance Sheets


as of December 31 (in millions, except par value and shares)                                                       1996       1995
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                     Cash and equivalents                                        $   22.9   $    0.8
                                                   Accounts receivable, net of allowance for
                                                     doubtful accounts of $26.4 in 1996 and $18.2 in 1995         515.1      486.7
                                                   Notes and other current receivables                             32.4       59.2
                                                   Inventories                                                    628.5      684.4
                                                   Deferred income taxes                                          122.8      129.1
                                                   Prepaid expenses                                                13.8       11.8
                                                   -------------------------------------------------------------------------------
                                                   Total current assets                                         1,335.5    1,372.0
----------------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT                                    At cost                                                      1,519.1    1,307.1
AND EQUIPMENT                                      Accumulated depreciation and amortization                     (681.2)    (428.9)
                                                   -------------------------------------------------------------------------------
                                                   Net property, plant and equipment                              837.9      878.2
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS                                       Goodwill and other intangibles                                 514.5    1,115.7
                                                   Other                                                          111.3       77.8
                                                   -------------------------------------------------------------------------------
                                                   Total other assets                                             625.8    1,193.5
                                                   -------------------------------------------------------------------------------
                                                   Total assets                                                $2,799.2   $3,443.7
----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES                                Accounts payable and accrued liabilities                    $  698.1   $  692.3
----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                                                  1,106.6          -
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                                             107.4      109.8
----------------------------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                                                      59.4       64.1
----------------------------------------------------------------------------------------------------------------------------------
EQUITY                                             Divisional retained earnings                                       -    1,767.5
                                                   Equity investment of parent                                        -      810.0
                                                   Common stock, $1 par value, authorized 200,000,000 shares,
                                                     issued 54,977,000 shares in 1996                              55.0          -
                                                   Additional contributed capital                                   1.5          -
                                                   Retained earnings                                              769.2          -
                                                   Cumulative foreign currency adjustment                           2.0          -
                                                   -------------------------------------------------------------------------------
                                                   Total equity                                                   827.7    2,577.5
                                                   -------------------------------------------------------------------------------
                                                   Total liabilities and equity                                $2,799.2   $3,443.7
----------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations




years ended December 31 (in millions, except per share data)                     1996       1995        1994
------------------------------------------------------------------------------------------------------------
OPERATIONS         Net sales                                                 $4,387.2   $4,921.9    $5,108.6

                   Costs and expenses
                         Cost of goods sold                                   3,479.2    3,877.7     3,731.1
                         Selling, general and administrative expenses           672.0      749.6       965.2
                         Research and development                                 8.1        6.6        39.8
                         Goodwill write-down and other
                              non-recurring items                               645.5       76.0           -
                         Interest expense                                        18.6          -           -
                         Goodwill amortization                                   32.2       37.8        40.7
                         Benefit curtailment gains                              (35.9)         -           -
                         Other income                                            (4.6)    (301.8)       (6.3)
                   -----------------------------------------------------------------------------------------
                   Total costs and expenses                                   4,815.1    4,445.9     4,770.5
                   -----------------------------------------------------------------------------------------
                   Income (loss) before income taxes                           (427.9)     476.0       338.1
                   Income tax expense                                            49.8      203.4       123.2
                   -----------------------------------------------------------------------------------------
                   Net income (loss)                                         $ (477.7)  $  272.6    $  214.9
------------------------------------------------------------------------------------------------------------
PER SHARE DATA     Net income (loss) per common share                        $  (8.70)       n/a         n/a
                   -----------------------------------------------------------------------------------------
                   Average number of common shares outstanding                   54.9        n/a         n/a
------------------------------------------------------------------------------------------------------------

n/a - not applicable
The accompanying notes are an integral part of these consolidated financial statements.

                                           Consolidated Statements of Cash Flows



years ended December 31 (in millions) (Brackets denote cash outflows)              1996      1995      1994
-----------------------------------------------------------------------------------------------------------
CASH FLOW               Income (loss) from operations                         $  (477.7)  $ 272.6   $ 214.9
PROVIDED BY             Adjustments
OPERATIONS                    Depreciation and amortization                       145.2     164.6     222.8
                              Deferred income taxes                               (13.7)     50.2       2.9
                              Gain on asset dispositions, net (pretax)                -    (262.5)    (11.0)
                              Goodwill write-down and other
                                   non-recurring charges                          645.5      76.0         -
                              Benefit curtailment gains                           (35.9)        -         -
                              Other                                                 6.0       5.4       1.9
                        Changes in balance sheet items
                              Accounts receivable                                 (14.7)     73.0       8.0
                              Inventories                                          48.1      28.8      86.3
                              Accounts payable and
                                   accrued liabilities                             74.7    (120.2)    (43.3)
                              Restructuring program payments                      (45.9)    (62.0)    (53.8)
                              Other                                               (14.5)     27.4      (6.5)
                        -----------------------------------------------------------------------------------
                        Cash flow provided by operations                          317.1     253.3     422.2
-----------------------------------------------------------------------------------------------------------
INVESTMENT              Capital expenditures                                     (102.5)   (111.9)   (122.4)
TRANSACTIONS            Acquisitions (net of cash received)                       (23.8)     (5.4)     (1.9)
                        Proceeds from asset dispositions                          (11.2)    626.0     106.9
                        -----------------------------------------------------------------------------------
                        Investment transactions, net                             (137.5)    508.7     (17.4)
-----------------------------------------------------------------------------------------------------------
FINANCING               Issuances of debt                                         603.6         -         -
TRANSACTIONS            Increase in debt with maturities
                              of three months or less, net                        507.4         -         -
                        Stock issued under employee
                              benefit plans                                         1.7         -         -
                        Payments to Baxter International Inc.                  (1,270.2)   (764.0)   (402.0)
                        -----------------------------------------------------------------------------------
                        Financing transactions, net                              (157.5)   (764.0)   (402.0)
-----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                        22.1      (2.0)      2.8
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                           0.8       2.8         -
-----------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                           $    22.9   $   0.8   $   2.8
-----------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Equity






years ended December 31 (in millions)                                                1996       1995       1994
----------------------------------------------------------------------------------------------------------------
COMMON                  Balance, beginning of year                            $        --        n/a        n/a
STOCK                   September 30, 1996, distribution of common stock             54.8
                        Stock issued under employee benefit plans                     0.2
                        ----------------------------------------------------------------------------------------
                        BALANCE, END OF YEAR                                         55.0
================================================================================================================
ADDITIONAL              Balance, beginning of year                                     --        n/a        n/a
CONTRIBUTED             Stock issued under employee benefit plans                     1.5
CAPITAL                 ----------------------------------------------------------------------------------------
                        BALANCE, END OF YEAR                                          1.5
================================================================================================================
DIVISIONAL              Balance, beginning of year                                1,767.5   $2,258.9   $2,446.0
RETAINED                Net income prior to September 30, 1996                      117.8      272.6      214.9
EARNINGS                Payments to Baxter International Inc.                      (460.2)    (764.0)    (402.0)
                        September 30, 1996, distribution of common stock         (1,425.1)        --         --
                        ----------------------------------------------------------------------------------------
                        BALANCE, END OF YEAR                                           --    1,767.5    2,258.9
================================================================================================================
EQUITY                  Balance, beginning of year                                  810.0      810.0      810.0
INVESTMENT              Payments to Baxter International Inc.                      (810.0)        --         --
OF PARENT               ----------------------------------------------------------------------------------------
                        BALANCE, END OF YEAR                                           --      810.0      810.0
================================================================================================================
RETAINED                Balance, beginning of year                                     --        n/a        n/a
EARNINGS                September 30, 1996, distribution of common stock          1,370.3
                        Common stock dividends declared                              (5.6)
                        Net loss subsequent to September 30, 1996                  (595.5)
                        ----------------------------------------------------------------------------------------
                        BALANCE, END OF YEAR                                        769.2
================================================================================================================
CUMULATIVE              Balance, beginning of year                                     --         --         --
FOREIGN                 Currency fluctuations                                         2.0         --         --
CURRENCY                ----------------------------------------------------------------------------------------
ADJUSTMENT              BALANCE, END OF YEAR                                          2.0         --         --
================================================================================================================
                        TOTAL EQUITY                                          $     827.7   $2,577.5   $3,068.9
================================================================================================================

n/a - not applicable

The accompanying notes are an integral part of these consolidated financial statements.

                                      Notes To Consolidated Financial Statements


     1.  Description of the Business

Allegiance Corporation ("Allegiance" or the "company") was incorporated in Delaware in June 1996. On September 30, 1996 (the "Distribution Date"), Baxter International Inc. ("Baxter") and its subsidiaries transferred to Allegiance and its subsidiaries the United States health-care distribution business, surgical and respiratory therapy business and health-care cost-management business, as well as certain foreign operations (the "Allegiance Business") in connection with a spin-off of the Allegiance Business by Baxter. The spin-off was effected on the Distribution Date through a distribution of common stock of Allegiance to Baxter stockholders (the "Distribution"). The Distribution of approximately
54.8 million shares of Allegiance stock, based on an exchange ratio of one for five, was made to those who were Baxter stockholders on the record date of September 26, 1996.

     Allegiance operates in a single industry segment as a leading provider of health-care products and services that assist its health-care customers manage and reduce the total cost of providing high-quality patient care. Through its nationwide distribution network, Allegiance distributes a wide offering of medical, surgical and laboratory products, including its own self-manufactured surgical and respiratory therapy products, to hospital and alternate-site customers. Allegiance also provides cost-management services to its health-care customers through inventory-management programs, customized packaging, and clinical procedure and process consulting.

     Allegiance's historical results of operations in 1995 and 1994 include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995, and the diagnostics manufacturing businesses were sold in December 1994. See Notes 5 and 6 to the Consolidated Financial Statements for additional information related to these divestitures.

     The following table presents historical financial data for Allegiance excluding the revenue and expenses associated with these divested businesses:



years ended December 31 (in millions)                 1995       1994
----------------------------------------------------------------------
Net sales                                         $4,575.0   $4,313.7
Costs and expenses
  Cost of goods sold                               3,624.5    3,311.2
  Selling, general and administrative expenses       694.8      704.9
  Research and development                             6.6        5.6
  Goodwill amortization                               36.8       36.7
  Other income                                       (33.0)      (2.8)
----------------------------------------------------------------------
    Total costs and expenses                       4,329.7    4,055.6
----------------------------------------------------------------------
Pretax income                                        245.3      258.1
Income tax expense                                    94.4      101.4
======================================================================
Net income                                        $  150.9   $  156.7
======================================================================


     2.  Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the consolidated financial statements. These policies conform with generally accepted accounting principles and, except for the change in the goodwill impairment policy, have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

The accompanying financial statements for periods prior to the Distribution Date include those assets, liabilities, revenues and expenses directly attributable to Allegiance's operations. These financial statements have been prepared as if Allegiance had operated as a free-standing entity for the periods presented. The financial information prior to the Distribution Date does not necessarily reflect what the financial position and results of operations of Allegiance would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegiance and its majority-owned subsidiaries. Certain operations

Notes To Consolidated Financial Statements



outside the United States and its territories, which are not significant, are included in the consolidated financial statements on the basis of fiscal years ending November 30.

Cash and Equivalents

Cash and equivalents include cash, cash investments and marketable securities with an original maturity of three months or less. Cash payments for interest were $7.4 million in 1996. Cash payments for income taxes were $0.6 million in 1996. Cash payments for income taxes relating to Allegiance's operations prior to the Distribution Date were made by Baxter.


Inventories

as of December 31 (in millions)           1996    1995
------------------------------------------------------
Raw materials                           $ 52.8  $ 54.0
Work in process                           46.4    49.0
Finished products                        529.3   581.4
------------------------------------------------------
Total inventories                       $628.5  $684.4
======================================================

Inventories are stated at the lower of cost (first-in, first-out method) or market. Market for raw materials is based on replacement cost and for other inventory classifications on net realizable value. Appropriate consideration is given to deterioration, obsolescence and other factors in evaluating net realizable value.


Property, Plant and Equipment


as of December 31 (in millions)                     1996        1995
--------------------------------------------------------------------
Land                                            $   98.1   $  102.4
Buildings and leasehold improvements               397.4      396.0
Machinery and equipment                            905.1      724.0
Equipment leased or rented to customers             19.0       13.7
Construction in progress                            99.5       71.0
--------------------------------------------------------------------
Total property, plant and equipment, at cost     1,519.1    1,307.1
Accumulated depreciation and amortization         (681.2)    (428.9)
--------------------------------------------------------------------
Net property, plant and equipment               $  837.9   $  878.2
====================================================================

Property, plant and equipment are stated at cost. Depreciation and amortization are provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: buildings and leasehold improvements, 20 to 50 years; machinery and other equipment, 3 to 20 years; and equipment leased or rented to customers, 1 to 5 years. Leasehold improvements are depreciated over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.
     Depreciation expense was $98.8 million in 1996, $106.3 million in 1995 and $154.4 million in 1994. Repairs and maintenance expenses were $24.2 million in 1996, $36.4 million in 1995 and $30.0 million in 1994.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. As part of Baxter, Allegiance followed the accounting policies established by Baxter for its consolidated group. At the Distribution Date, goodwill, net of accumulated amortization, was approximately $1,060.0 million. Baxter's policy was to evaluate the overall recoverability of goodwill using projected undiscounted cash flows.
     Subsequent to the Distribution Date, the market value of Allegiance's stock was substantially below its historical book value. As a result of this market value and management's expectations that cost-containment efforts in the health-care industry will continue to result in intense competitive pressures among health-care suppliers, management re-evaluated its accounting policy regarding goodwill impairment. In October 1996, the company's board of directors approved the adoption of a new policy for assessing goodwill impairment based upon a fair value approach. The company believes that fair value is a preferable method to assess goodwill as it is a more objective indicator of the company's inherent value as a separate publicly-traded entity and will be reflective of the challenges and pressures that continue to be a fundamental part of the U.S. health-care system.
     The change in the method of assessing goodwill impairment resulted in a fourth quarter charge of $550.0 million to operations and a reduction in goodwill amortization of $4.7 million (9 cents per share). This policy change will continue to reduce goodwill amortization expense by $18.9 million and $4.7 million on an annual and quarterly basis, respectively, for the next 29 years.
     The company computes fair value based upon the price/earnings ("P/E") multiple for a group of similar companies.

                                      Notes To Consolidated Financial Statements


This P/E multiple, calculated based on actual quoted market prices per share and analysts' consensus earnings estimates for these companies, is applied to management's best estimate of earnings for Allegiance to arrive at an overall fair value of the company. Management will continue to utilize the same group of companies in order to determine this P/E multiple, provided that there are no significant changes in the underlying characteristics of such companies.

     Based upon management's assessment, the carrying value of goodwill at December 31, 1996 is not impaired. As of December 31, 1996 and 1995, goodwill was $510.7 million and $1,091.5 million, respectively, net of accumulated amortization of $400.8 million and $369.1 million, respectively.

     Other intangible assets include purchased patents, trademarks, deferred charges and other identified rights that are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (generally not exceeding 17 years). As of December 31, 1996 and 1995, other intangibles were $3.8 million and $24.2 million, respectively, net of accumulated amortization of $18.3 million and $46.0 million, respectively.

Income Taxes

Allegiance's operations before the Distribution Date were included in Baxter's consolidated U.S. federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries. The provision for income taxes prior to the Distribution Date was determined as if Allegiance had filed separate tax returns under its structure while part of Baxter. Accordingly, Allegiance's effective tax rate in future years could vary from historical rates depending on the company's current legal structure and tax elections. All income taxes prior to the Distribution Date were settled with Baxter on a current basis through Divisional Retained Earnings.

     Provision has been made for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Derivatives

Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of these assets or liabilities and are ultimately recognized in income as part of the carrying amounts. Gains and losses from qualifying hedges of firm commitments or anticipated transactions also are deferred and are recognized in income, or as adjustments of carrying amounts when the hedged transaction occurs.

Stock-Option Plans

SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the company's stock at the date of the grant over the amount an employee must pay to acquire the stock. See Note 12 to the Consolidated Financial Statements.

Earnings Per Share

Net income per common share is based on the weighted average number of shares outstanding subsequent to the Distribution, assuming the shares issued in connection with the Distribution had been issued January 1, 1996. No historical earnings per share data is presented for 1995 and 1994 because Allegiance's earnings were part of Baxter's results, and the historical capital structure in these periods is not comparable with Allegiance's capital structure after the Distribution.

Reclassifications

Certain immaterial reclassifications have been made to conform the 1995 and 1994 financial statements and related footnotes to the 1996 presentation.

     3. Pro Forma Financial Information

The following unaudited pro forma combined statements of operations present the combined results of Allegiance assuming the transactions contemplated by the Distribution and certain significant divestitures discussed in Note 1 to the Consolidated Financial Statements had been completed as of January 1, 1995:

Notes To Consolidated Financial Statements


(unaudited, in millions, except per share data)         1996       1995
-----------------------------------------------------------------------
Net sales                                           $4,386.7   $4,571.1
Costs and expenses
  Cost of goods sold                                 3,481.5    3,624.7
  Selling, general and administrative expenses /(a)/   683.4      706.9
  Research and development                               8.1        6.6
  Goodwill write-down and other
    non-recurring items                                645.5          -
  Interest expense /(b)/                                86.1       90.0
  Goodwill amortization                                 32.2       36.8
  Other (income) expense /(c)/                          (4.6)       4.3
-----------------------------------------------------------------------
    Total costs and expenses                         4,932.2    4,469.3
-----------------------------------------------------------------------
Pretax income (loss)                                  (545.5)     101.8
Income tax expense /(d)/                                 4.2       37.9
-----------------------------------------------------------------------
 Net income (loss)                                  $ (549.7)  $   63.9
=======================================================================
Net income (loss) per common share /(e)/            $ (10.01)  $   1.16
=======================================================================
Average number of common
 shares outstanding                                     54.9       54.9
=======================================================================

Significant pro forma adjustments (excluding the revenue and expenses associated with the divested businesses discussed in Note 1) comprise the following:

(a) Pro forma adjustments of $11.4 and $12.1 million in 1996 and 1995, respectively, principally reflect certain incremental corporate expenses that are estimated to have occurred had the company operated on a stand-alone basis, net of the estimated reduction in expenses related to changes in benefit plans.

(b) Pro forma adjustments of $67.5 and $90.0 million in 1996 and 1995, respectively, reflect estimated interest expense the company would have incurred on the incurrence of an estimated $1.2 billion of debt at a weighted average interest rate of 7.5 percent.

(c) Pro forma adjustments of $37.3 million in 1995 reflect non-recurring payments related to the transfer of rights under various service agreements with Alliant Foodservices Inc., to reflect only those ongoing business operations to be included in the Distribution.

(d) Pro forma adjustments of $45.6 million in 1996 and $56.5 million in 1995 reflect the estimated tax benefit, at statutory rates, for pro forma adjustments.

(e) Pro forma net income (loss) per common share is computed as if the average number of common shares of Allegiance stock had been outstanding for the periods presented.

    4. Non-Recurring Items

In addition to the goodwill write-down discussed in Note 2 to the Consolidated Financial Statements, the company incurred $95.5 million of non-recurring costs in the fourth quarter of 1996. In conjunction with carving out the Allegiance Business into a separate entity, management re-evaluated the businesses and product lines in accordance with the company's strategies. As a result of this evaluation, the company divested and wrote-down assets of $62.8 million. This was principally a noncash charge that related primarily to the divestiture of the company's Interwoven business and facility consolidations.

     Other non-recurring charges of $13.2 million were for costs related to the company's spin-off from Baxter. These costs primarily included corporate identity, name change and communications costs, as well as certain incremental compensation costs.

     In addition to the items noted above, non-recurring charges in the fourth quarter of 1996 included $19.5 million for legal defense costs related to natural rubber latex litigation cases. Refer to Note 16 to the Consolidated Financial Statements.

    5. Restructuring Programs

                                                Divestitures
                                    Employee-      and asset    Other
(in millions)                   related costs    write-downs    costs     Total
-------------------------------------------------------------------------------
Initial restructuring charge           $102.5        $ 278.1   $103.4   $ 484.0
Utilization:
 Cash                                   (31.0)         (22.0)   (23.3)    (76.3)
 Noncash                                    -         (160.2)       -    (160.2)
-------------------------------------------------------------------------------
December 31, 1994                        71.5           95.9     80.1     247.5
Utilization:
 Cash                                   (28.5)         (42.8)   (33.2)   (104.5)
 Noncash                                    -          (66.3)       -     (66.3)
Adjustment to reserve                       -           76.0        -      76.0
-------------------------------------------------------------------------------
December 31, 1995                        43.0           62.8     46.9     152.7
Utilization:
 Cash                                   (19.0)         (15.8)   (26.8)    (61.6)
 Noncash                                    -          (25.0)       -     (25.0)
-------------------------------------------------------------------------------
December 31, 1996                      $ 24.0        $  22.0   $ 20.1   $  66.1
===============================================================================

In November 1993, Baxter's board of directors approved a series of strategic actions to improve shareholder value and reduce costs. The strategic actions of the program were designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. In November 1993, a $484.0 million pretax provision was recorded to cover costs associated with these restructuring initiatives. Since the announcement of the 1993 restructuring program, Allegiance has

                                      Notes To Consolidated Financial Statements


implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program, which is expected to be completed by 1998.

     Included in the 1993 restructuring plan was the intent to divest the diagnostics manufacturing businesses, and a valuation allowance was established as a component of the restructuring charge. In December 1994, subject to certain settlement provisions, the divestiture of these businesses was completed and net proceeds were received of approximately $44.0 million in cash, $200.0 million in installment notes (which were collected in cash during January 1995) and $40.0 million in face value of preferred stock. In addition, accounts receivable were retained of approximately $85.0 million, which was collected from customers in the normal course of business. Allegiance has retained the rights to distribute all current diagnostics products in the United States.

     Throughout 1995, active discussions took place with the buyer of the diagnostics businesses related to interpretations of and responsibility relative to the settlement provisions contained in the purchase and sale and related agreements. The divestiture also was significantly complicated by a dispute between the diagnostics manufacturing businesses and one of its major suppliers, which ultimately led to a lower than expected final valuation of the business. This dispute has been settled. In the third quarter of 1995, settlement negotiations were completed with the buyer of the diagnostics businesses, and adjustments to the purchase price were finalized along with a revision of cost estimates to complete the divestiture. This resulted in an additional restructuring charge of $76.0 million.

     Employee-related costs include provisions for severance, outplacement assistance, relocation and retention payments for employees in the affected operations worldwide. Since the inception of the restructuring program, approximately 2,115 of the 2,300 positions expected to be affected by the program have been eliminated. The majority of the remaining reductions will occur in 1997, as facility closures and consolidations are completed as planned.

     The company used noncash restructuring reserves for divestitures and asset write-downs totaling $160.2 million in 1994, $66.3 million in 1995 and $25.0 million in 1996. Of these amounts, $117.8 million in 1994, $16.0 million in 1995 and $4.4 million in 1996 related to the divestiture of the diagnostics manufacturing businesses. Also included was $42.4 million in 1994, $50.3 million in 1995 and $20.6 million in 1996, relating primarily to the closure of manufacturing facilities and consolidations of certain distribution facilities. The utilization of the noncash restructuring reserves relating to the diagnostics divestiture primarily represents the excess of the net assets of the businesses sold over the proceeds received. The utilization of the noncash restructuring reserves relating to the manufacturing facility closures and distribution facility consolidations primarily represents fixed asset and inventory write-downs.

     The 1996 restructuring reserve balance consisted of $53.2 million of current and $12.9 million of non-current reserves. The 1995 restructuring reserve balance consisted of $89.1 million of current and $63.6 million of non-current reserves.


     6.  Acquisitions, Investments in Affiliates and Divestitures

Acquisitions

Allegiance invested $23.8 million in 1996, $5.4 million in 1995 and $1.9 million in 1994, for acquisitions accounted for as purchase transactions and investments in affiliated companies. Had the acquisitions taken place January 1, consolidated results in the year of acquisition would not have been materially different from reported results. These acquisitions were consistent with Allegiance's strategic direction and were made to acquire technologies, broaden product lines and expand market coverage.

Divestitures

In 1995, Allegiance disposed of several businesses or product lines which resulted in a net gain of $141.0 million (net of $121.5 million in related income tax expense). The majority of the net gain for 1995 related to the divestiture of Allegiance's Industrial and Life Sciences division ("Industrial") to VWR Corporation for approximately $400.0 million in cash and $25.0 million in deferred payments, resulting in a gain of $268.1 million. As part of the divestiture, Allegiance will continue to supply its self-manufactured products and supplies sold in non-health-care markets to VWR Corporation under a long-term distribution agreement. Allegiance disposed of or discontinued several minor non-strategic or unprofitable product lines or investments that resulted in a net gain of $8.5 million (net of $3.2 million in related income tax expense) in 1994. The majority of these transactions resulted in the disposition of Allegiance's entire interest in such product lines and investments.

     In 1996, the company paid $11.2 million related to divestitures. These cash payments were associated primarily with the divestitures of the Industrial and Life Sciences division and the diagnostics manufacturing businesses discussed in
Note 5 to the

Notes To Consolidated Financial Statements


Consolidated Financial Statements. Proceeds from divestitures were $626.0 million in 1995, and $106.9 million in 1994. Proceeds in 1995 included approximately $400.0 million for the Industrial divestiture discussed earlier. The divestiture of the diagnostics manufacturing businesses resulted in proceeds of approximately $199.9 million in 1995 and $43.7 million in 1994.

     7.  Accounts Payable and Accrued Liabilities




as of December 31 (in millions)                                 1996       1995
-------------------------------------------------------------------------------
Accounts payable, principally trade                           $436.6     $377.9
Employee compensation and withholdings                          72.1       88.4
Restructuring                                                   39.3       88.7
Property, payroll and other taxes                               31.2       40.2
Other                                                          118.9       97.1
-------------------------------------------------------------------------------
Accounts payable and accrued liabilities                      $698.1     $692.3
===============================================================================

     8.  Credit Facilities, Long-Term Debt and Lease Obligations


                                                           Effective
as of December 31 (in millions, except percentages)    interest rate       1996
-------------------------------------------------------------------------------
Borrowings under credit facilities                              6.01%  $  562.1
-------------------------------------------------------------------------------
7.30% notes due 2006                                            7.39      199.6
-------------------------------------------------------------------------------
7.80% debentures due 2016                                       7.88      149.4
-------------------------------------------------------------------------------
7.00% 30 put 7 debentures due 2026                              7.11      199.9
-------------------------------------------------------------------------------
Total long-term debt                                                   $1,111.0
===============================================================================
Current portion                                                        $   (4.4)
-------------------------------------------------------------------------------
Long-term portion                                                      $1,106.6
===============================================================================

As of December 31, 1996, the company's two unsecured revolving credit agreements provided for up to an aggregate of $1,050.0 million in borrowings. One of the credit facilities provides for borrowings up to an aggregate of $900.0 million and expires in September 2001. At December 31, 1996, $260.0 million was outstanding under this facility. The other credit facility provided for borrowings up to an aggregate of $150.0 million and expired in September 1997. There were no amounts outstanding under this facility at December 31, 1996, and the company terminated this facility on January 23, 1997. In conjunction with these facilities, the company is required to comply with certain financial tests and maintain certain leverage ratios. The company also maintains other short-term credit facilities. At December 31, 1996, $302.1 million was outstanding under these uncommitted facilities. Of the amounts outstanding under all facilities, $557.7 million has been classified as long-term debt at December 31, 1996, as amounts are supported by a long-term credit facility and will continue to be refinanced. Amounts borrowed under these facilities were used to fund a $1,147.3 million distribution to Baxter and for working capital requirements. The company had unamortized debt issuance costs of $4.5 million at December 31, 1996. Such costs are being amortized over the life of the underlying debt.

Certain facilities and equipment are leased under operating leases, expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $26.0 million in 1996, $26.4 million in 1995 and $37.5 million in 1994.

Future Minimum Debt and Lease Payments

                                     Operating  Aggregate debt
as of December 31 (in millions)         leases      maturities
--------------------------------------------------------------
1997                                     $21.3        $    4.4
1998                                      17.1               -
1999                                      12.7               -
2000                                      10.2               -
2001                                       5.5           557.7
Thereafter                                 8.8           550.1
--------------------------------------------------------------
Total obligations and commitments        $75.6        $1,112.2
==============================================================
Amounts representing interest,
 discounts, premiums and
 deferred financing costs                    -        $    1.2
==============================================================
Present value of long-term debt              -        $1,111.0
==============================================================

     9.  Financial Instruments and Risk Management

Concentrations of Credit Risk

The company provides credit, in the normal course of business, to hospitals, private and government institutions, health-care agencies, insurance agencies and doctors' offices. The company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

                                      Notes To Consolidated Financial Statements


Financial Instrument Use - Prior to Distribution Date

Allegiance was considered in Baxter's overall risk management strategy prior to the Distribution Date. As part of this strategy, Baxter used certain financial instruments to reduce its exposure to adverse movements in foreign-exchange rates, interest rates and certain commodity prices. The strategies of Baxter did not utilize financial instruments for trading purposes.

  As part of implementing its strategy prior to the Distribution Date, Baxter allocated to Allegiance the income and expense associated with certain option contracts used to hedge anticipated cost of production expected to be denominated in foreign currencies. The terms of these financial instruments were less than one year. Allocated net expense and the related notional amounts for these options were immaterial in all years presented.

Financial Instrument Use - Subsequent to Distribution Date

Allegiance uses certain commodity contracts to hedge costs of production expected to be denominated in foreign currency. At December 31, 1996, the related notional amount of such contracts was $21.0 million. Net expense related to these contracts was not material. Use of financial instruments was not for trading purposes.

   Subsequent to the Distribution Date, the company's objective is to manage the impact of interest rate changes on earnings, cash flows and borrowings. The company maintains fixed-rate debt as a percentage of total debt between a minimum and maximum percentage, as part of an overall risk management strategy.

   The company's foreign-exchange objective is to reduce cash flow volatility and earnings fluctuations associated with foreign-exchange rate changes. It is the company's policy to utilize financial instruments to manage risk associated with interest rate, foreign-currency or commodity transactions only to the extent necessary to meet its objectives. At December 31, 1996, the company evaluated its interest and foreign-exchange exposures and concluded that it was not beneficial to use financial instruments to hedge its current positions with respect to interest or foreign-exchange exposures.

Fair Values of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and payable, and accrued liabilities, approximate fair value due to the short-term maturities of these assets and liabilities.

  Investments in affiliates are accounted for by both the cost and equity methods and pertain to several minor equity investments in companies for which fair values are determined by quoted market prices and others for which fair values are not readily available, but are believed to approximate carrying amounts.

   The aggregate fair value of borrowings under credit facilities approximate carrying amount, because of recent and frequent repricing based on market conditions. The carrying values of long-term borrowings, lease obligations and hedges approximate fair value at December 31, 1996. The fair value of long-term debt is based on quoted market prices for the same or similar issues.

    10.  Related Party Transactions

Prior to the Distribution Date, Baxter provided to Allegiance certain legal, treasury, insurance and administrative services. Charges for these services were based on actual costs incurred by Baxter. In addition, Allegiance was the primary distributor of Baxter's intravenous solutions, cardiovascular devices and other products in the United States and also provided other services to Baxter. Negotiated fees for these distribution services were generally under the same terms and conditions granted to independent third parties. Additionally, these fees were not materially different than the terms of the distribution agreement subsequent to the Distribution. A summary of related party transactions, all of which were with Baxter or Baxter affiliates, is shown in the table below:

                                               From
                                          Jan. 1 to
(in millions)                        Sept. 30, 1996    1995    1994
-------------------------------------------------------------------
Allegiance provided:
Distribution services to Baxter
 in the United States                        $160.4  $213.7  $206.0
Administrative services to Baxter              18.9    25.2    24.2
Allegiance received:
Administrative services
 from Baxter                                 $ 36.2  $ 48.3  $ 46.3
International distribution
 services from Baxter                          19.4    25.8    24.8
===================================================================

Management believes the pre-Distribution Date basis used to allocate corporate services was reasonable. However, the terms of these transactions may differ from those that would have resulted from transactions among unrelated parties.

Notes To Consolidated Financial Statements


   Prior to the Distribution Date, Allegiance participated in a centralized cash-management program administered by Baxter. Short-term advances from Baxter or excess cash sent to Baxter were treated as adjustments to Divisional Retained Earnings through the Distribution Date. No interest was charged on this balance.

   Effective on the Distribution Date, Baxter and Allegiance entered into a series of administrative-services agreements under which Baxter and Allegiance will continue to provide, for a specified period of time, certain administrative services that each entity historically has provided to the other. These agreements require both parties to pay each other a fee that approximates the actual costs of these services. Additionally, Allegiance has continuing significant relationships with Baxter as a distributor, customer and supplier for an array of health-care products and services.

    11.  Preferred Stock

The board of directors has authorized the issuance of two million shares of $.01 par value preferred stock. This stock can be issued in series with varying terms as determined by the board of directors.

Preferred Stock Purchase Rights

During September 1996, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock held of record. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $65 (subject to adjustment). The Rights will become exercisable (and transferable apart from the common stock) on the earlier of (1) 10 days following a public announcement that a person or group has acquired 15 percent or more of the common stock, or (2) 10 business days following the commencement of an offer to acquire 15 percent or more of the common stock.

   If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 15 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interests of the company and its stockholders) each Right may be exercised for common stock (or, in certain circumstances, cash, other property or securities) having a value of $130 or equal to two times the exercise price of the Right, if adjusted. In specified circumstances, each Right may be exercised for common stock of an acquiring entity having a value of $130 or equal to two times the exercise price of the Right, if adjusted. All Rights held by the Acquirer will be null and void. The company may generally redeem the Rights at a price of $.01 per Right at any time until 10 days following a public announcement that a person or group has acquired 15 percent or more of the common stock. The Rights will expire at the close of business on September 30, 2006, unless redeemed earlier.

    12.  Common Stock

Employee Stock Purchase Plan

Subsequent to the Distribution Date, the company adopted an employee stock purchase plan under which the sale of its common stock has been authorized. The purchase price is the lower of 85 percent of the closing market price on the date of subscription or 85 percent of the closing market price on the date of purchase. Expiration dates for these subscriptions run from October 1 to December 31, 1998. The weighted average subscription price was approximately $15.66 at December 31, 1996. Stock purchase plan transactions for the year ended December 31, 1996, are summarized below:


Shares subscribed                     1996
------------------------------------------
Inception of plan                        0
Subscriptions                      981,820
Purchases                          (93,159)
Cancellations                            0
------------------------------------------
End of year                        888,661
------------------------------------------
Subscription price per
  share outstanding,
  end of year              $14.45 - $23.48
==========================================

Stock-Option Plans

The company has various stock-option plans for employees and non-employee directors. All outstanding options under these plans have been granted at 100 percent of fair market value on the dates of grant and expire in 2006. At December 31, 1996, the weighted average option price was about $19.91, and no shares can be exercised until October 1998 or later.

   Stock-option transactions for the year ended December 31, 1996, are summarized on the following page:

                                      Notes To Consolidated Financial Statements


Option shares outstanding                   1996
------------------------------------------------
Inception of plans                             0
Granted                                6,554,327
Exercised                                      0
Cancelled/Expired                        (41,728)
------------------------------------------------
End of year                            6,512,599
------------------------------------------------
Option price per share
  outstanding, end of year       $18.38 - $22.88
================================================

Restricted Stock

In October 1996, the company granted 86,203 shares of restricted common stock to provide incentive compensation to selected employees. There was no activity related to these shares during the period. All outstanding shares are subject to future employment and vest in October 1998.

SFAS No. 123

No compensation cost has been recognized for the stock-option or stock purchase plans noted above. Had compensation cost been determined based on the fair value at the date of grant consistent with the provisions of SFAS No. 123, the company's net loss and net loss per share in 1996 would have been $480.5 million and $8.75. The fair value of each option-grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of 1.45 percent; expected volatility ranging from 29.8 percent to 32.9 percent; risk-free interest rate ranging from
5.1 percent to 6.5 percent; and expected lives ranging from one month to 7 years.

    13.  Retirement and Other Benefit Programs

Prior to the Distribution, Allegiance participated in Baxter-sponsored non-contributory, defined benefit pension plans covering substantially all domestic employees as well as Baxter-sponsored contributory health-care and life-insurance benefits for substantially all domestic retired employees. Effective on the Distribution Date, Allegiance did not replace these Baxter plans. The pension liability related to Allegiance employees' service prior to the Distribution Date remained with Baxter. Additionally, the post-retirement liabilities for Allegiance employees who retired before the Distribution Date also remained with Baxter. As a result, Allegiance recognized curtailment gains of $35.9 million related to these plans during the third quarter.

   Pension expense associated with the Baxter-sponsored plans prior to its being frozen was $17.2 million for the nine months ended September 30, 1996, and $17.2 million and $22.2 million for the years ended December 31, 1995 and 1994, respectively. The assumed discount rate applied to benefit obligations to determine pension expense was 7.25 percent for the period ended September 30, 1996, and 9.0 percent for the years ended December 31, 1995 and 1994. The assumed long-term rate of return on assets was 9.5 percent.

  Expense associated with retiree benefits prior to the Distribution Date was $5.0 million for the nine months ended September 30, 1996, and $9.4 million in 1995 and 1994. Allegiance does not fund health-care and life-insurance plans for employees retiring subsequent to the Distribution Date.

  The liability associated with postemployment benefits such as disability-related and workers' compensation payments was $17.5 million for 1996, $14.4 million for 1995, and $13.5 million for 1994.

   Most U.S. employees are eligible to participate in a qualified 401(k) plan. Participants may contribute up to 12 percent of their annual compensation (limited in 1996 to $9,500 per individual) to the plan and Allegiance matches participants' contributions, up to 3 percent of compensation. Matching contributions made by Allegiance were $9.4 million in 1996, $11.4 million in 1995, and $13.7 million in 1994.

    14. Other Income


years ended December 31 (in millions)      1996      1995      1994
-------------------------------------------------------------------
Asset dispositions, net                   $   -   $(262.5)   $(11.7)
Foreign exchange                            1.0       0.3       5.4
Other                                      (5.6)    (39.6)        -
-------------------------------------------------------------------
Total other income                        $(4.6)  $(301.8)   $ (6.3)
===================================================================

    15.  Income Taxes

Income (Loss) Before Tax Expense by Category


years ended December 31 (in millions)       1996     1995    1994
-----------------------------------------------------------------
U.S.                                     $(491.9)  $433.9  $291.8
International                               64.0     42.1    46.3
-----------------------------------------------------------------
Income (loss) before
 income tax expense                      $(427.9)  $476.0  $338.1
=================================================================

Notes To Consolidated Financial Statements


Income Tax Expense by Category


years ended December 31 (in millions)      1996     1995     1994
-----------------------------------------------------------------
Current
 U.S.
   Federal                               $ 48.6   $124.1   $ 90.7
   State and local                         11.4     34.2     26.4
 International                              3.5     (5.1)     3.3
-----------------------------------------------------------------
Current income tax expense                 63.5    153.2    120.4
-----------------------------------------------------------------
Deferred
 U.S.
   Federal                                 (9.4)    38.0     (5.3)
   State and local                         (1.4)     8.4      4.4
 International                             (2.9)     3.8      3.7
-----------------------------------------------------------------
Deferred income tax expense (benefit)     (13.7)    50.2      2.8
-----------------------------------------------------------------
Income tax expense                       $ 49.8   $203.4   $123.2
=================================================================

Income tax expense prior to the Distribution Date was calculated as if Allegiance were a stand-alone entity.


Deferred Tax Assets and Liabilities


as of December 31 (in millions)                     1996    1995    1994
------------------------------------------------------------------------
Deferred tax assets
 Accrued expenses                                 $ 93.8  $ 70.0  $ 59.5
 Restructuring and non-
   recurring costs                                  62.4    56.9    77.4
 Other                                                 -     0.1     0.1
------------------------------------------------------------------------
   Total deferred tax assets                       156.2   127.0   137.0
------------------------------------------------------------------------
Deferred tax liabilities
 Asset-basis differences                           125.8   106.7    46.2
 Other                                               4.8     1.0    (0.2)
------------------------------------------------------------------------
   Total deferred tax liabilities                  130.6   107.7    46.0
------------------------------------------------------------------------
Net deferred tax assets                           $ 25.6  $ 19.3  $ 91.0
========================================================================

In 1996, $7.4 million of deferred tax assets were transferred to Baxter, related primarily to spin-off costs assumed by Baxter. In 1995, $21.5 million of deferred tax assets were transferred to Baxter. The deferred tax assets related to the asset-basis difference associated with preferred stock received in connection with the divestiture of the diagnostics manufacturing businesses. Since agreements entered into with the buyer of the diagnostics manufacturing businesses require that the preferred stock be retained by Baxter for a prescribed period of time, the related deferred tax assets were transferred to Baxter.

   Under a tax sharing agreement with Baxter, Allegiance will pay for increases and be reimbursed for decreases to the net deferred tax assets transferred on the Distribution Date. Such increases or decreases may result from audit adjustments to Baxter's prior period tax returns.

Reconciliation of Income Tax Expense (Benefit)


years ended December 31 (in millions)       1996     1995     1994
------------------------------------------------------------------
Income tax expense (benefit)
 at statutory rate                       $(149.8)  $166.4   $118.4
Tax-exempt operations                      (19.6)   (17.4)   (22.8)
Nondeductible goodwill
 and non-recurring costs                   213.5     28.1     13.9
State and local taxes                        6.5     27.0     15.4
Foreign tax expense                         (2.0)    (0.8)    (2.4)
Other factors                                1.2      0.1      0.7
------------------------------------------------------------------
Income tax expense                       $  49.8   $203.4   $123.2
==================================================================

The company has manufacturing operations outside the United States that benefit from reductions in local tax rates under tax incentives that will continue at least through 1998. U.S. federal income taxes, net of available foreign tax credits, on unremitted foreign earnings would have been approximately $36.4 million as of December 31, 1996.

    16.  Legal Proceedings

Upon the Distribution, Allegiance assumed the defense of litigation involving claims related to the Allegiance Business, including certain claims of alleged personal injuries as a result of exposure to natural rubber latex gloves described below. Allegiance will be defending and indemnifying Baxter Healthcare Corporation ("BHC"), as contemplated by the agreements between Baxter and Allegiance, for all expenses and potential liabilities associated with claims pertaining to this litigation. It is expected that Allegiance will be named as a defendant in future litigation and may be added as a defendant in existing litigation.

   BHC was one of ten defendants named in a purported class action filed in August 1993, Kennedy, et al., v. Baxter Healthcare Corporation, et al., (Sup. Ct., Sacramento Co., Cal., #535632), on behalf of all medical and dental personnel in the State of California

                                      Notes To Consolidated Financial Statements


who allegedly suffered allergic reactions to natural rubber latex gloves and other protective equipment or who allegedly have been exposed to natural rubber latex products. The case alleged that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted defendants' demurer to the class action allegations. On February 29, 1996, the California Appellate Court upheld the trial court's ruling and the case was dismissed. In April 1994, a similar purported class action, Green, et al., v. Baxter Healthcare Corporation, et al., (Cir. Ct., Milwaukee Co., WI, 94CV004977), was filed against BHC and three other defendants. The class action allegations have been withdrawn, but additional plaintiffs added individual claims. On July 1, 1996, BHC was served with a similar purported class action, Wolf v. Baxter Healthcare Corp., et al., (Circuit Court, Wayne County, MI, 96-617844NP). BHC is the only named defendant in this suit. On January 3, 1997, BHC was served with a similar, nationwide proposed class action, Murray, et al., v. Baxter Healthcare Corporation, et al., (U.S.D.C. Southern District of Indiana, IP96-1889C). Baxter and three other companies are defendants. On October 9, 1996, the plaintiff in a case pending in federal court filed a petition with the Judicial Panel on Multi District Litigation, In re Latex Gloves Products Liability Litigation, (MDL Docket No.
1148), seeking to transfer and consolidate the cases pending in federal court for pretrial proceedings and/or trial. On February 26, 1997, the Panel granted the petition and ordered all cases pending in federal court to be transferred to the Eastern District of Pennsylvania for coordinated or consolidated pretrial proceedings. As of March 1, 1997, 80 additional lawsuits had been served on BHC and/or the company containing similar allegations of sensitization to natural rubber latex products. Allegiance intends to vigorously defend against these actions. Since none of these cases has proceeded to a hearing on the merits, Allegiance is unable to evaluate the extent of any potential liability, and unable to estimate any potential loss.

   Because of the increase in claims filed and the ongoing defense costs that will be incurred, the company believes it is probable that Allegiance will incur significant expenses related to the defense of cases involving natural rubber latex gloves. During the fourth quarter of 1996, the company was able to determine the minimum amount of the potential range of defense costs expected to be incurred related to existing cases. Consequently, the company recorded a charge of $19.5 million in the fourth quarter of 1996 to provide the minimum amount of the potential range of legal defense costs.

   Allegiance believes a substantial portion of any potential liability and remaining defense costs related to natural rubber latex gloves cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. In 1996, Baxter notified its insurance companies that it believes these cases and claims are covered by Baxter's insurance. Most of the insurers have reserved their rights (i.e., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Upon resolution of any of the uncertainties concerning these cases, the company may incur charges in excess of presently established reserves. It is not expected that the outcome of these matters will have a material adverse effect on Allegiance's overall business, cash flow, results of operations or financial condition.

   Under the U.S. Superfund statute and many state laws, generators of hazardous waste sent to a disposal or recycling site are liable for cleanup of the site if contaminants from that property later leak into the environment. The law provides that potentially responsible parties may be held jointly and severally liable for the cost of investigating and remediating a site. This liability applies to the generator even if the waste was handled by a contractor in full compliance with the law.

   As of December 31, 1996, BHC had been identified as a potentially responsible party for cleanup costs at ten hazardous waste sites, for which Allegiance has assumed responsibility. Allegiance's largest assumed exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects the total cleanup costs for this site to be between $44.0 million and $65.0 million, of which Allegiance's share would be approximately $5.4 million. This amount, net of payments of approximately $1.4 million, has been accrued and is reflected in Allegiance's consolidated financial statements. The estimated exposure for the remaining nine sites is approximately $3.9 million, which has been accrued and reflected in Allegiance's consolidated financial statements.

   The company is a defendant in, or has assumed the defense of, a number of other claims, investigations and lawsuits. Upon resolution of any of these uncertainties, the company may incur charges in excess of presently established reserves. Based on the advice of counsel, management does not believe the outcome of these matters or the environmental matters, individually or in the aggregate, will have a material adverse effect on Allegiance's overall business, cash flow, results of operations or financial condition.

Notes To Consolidated Financial Statements


     17.  Industry and Geographic Information

Allegiance operates in a single industry segment as a leading provider of medical, surgical and laboratory products, and services that help its customers manage quality and cost in providing patient care. Through its nationwide distribution network, Allegiance distributes a wide offering of health-care products, including its own self-manufactured surgical and respiratory therapy products, to hospital and alternate-site customers. Allegiance also provides cost-management services to its health-care customers through inventory-management programs, customized packaging, and clinical procedure and process consulting.

  International sales from self-manufactured products are primarily in Canada, France and Germany. Additionally, the company has manufacturing operations in Malaysia, Mexico, France and Malta. The majority of raw materials used for the manufacture of natural rubber latex gloves is found in Malaysia. None of these geographic locations represents 10 percent or more of the company's net sales or identifiable assets.

  For the last three years, sales to customers who are members of two large hospital buying groups, Premier, Inc. ("Premier") and VHA Inc. ("VHA"), as a percentage of total sales, were 27 percent and 20 percent, respectively in 1996, 27 percent and 16 percent, respectively in 1995, and 23 percent and 13 percent, respectively in 1994. Premier and VHA each comprise a group of health-care organizations that benefit from the pricing and other benefits available to members of the group. Certain members of each group are free to purchase from the vendors of their choice. Although the loss of the relationship with either group could have a significant impact on sales to members of the group, the loss of such group would not necessarily mean the loss of all sales from all members of such group.

     18.  Subsequent Event

On January 2, 1997, Allegiance acquired West Hudson & Co. Inc., a privately-owned health-care consulting firm with 1996 annual sales of $38.1 million. Allegiance paid approximately $30.5 million in cash and $10.5 million in stock with contingent payments to be paid over the next four years. This acquisition is consistent with Allegiance's strategic direction of providing cost-management services.

     19. Quarterly Financial Results and Market for the Company's Stock (Unaudited)

                                                          First           Second            Third            Fourth      Total
(unaudited, in millions, except per share data)         quarter          quarter          quarter           quarter       year
------------------------------------------------------------------------------------------------------------------------------
1996
Net sales                                              $1,115.0         $1,086.1         $1,094.2         $1,091.9    $4,387.2
Gross profit                                              225.7            229.1            230.7            222.5       908.0
Net income (loss) /(1)/                                    30.6             26.7             60.5           (595.5)     (477.7)
Per common share:
  Net income (loss) /(1)/ /(2)/                             n/a              n/a              n/a           (10.85)      (8.70)
  Dividends                                                 n/a              n/a              n/a              .10         .10
  Market price
    High /(3)/                                              n/a              n/a            18.63            27.88       27.88
    Low /(3)/                                               n/a              n/a            16.25            17.00       16.25
==============================================================================================================================
1995
Net sales                                              $1,226.0 /(4)/   $1,259.4 /(4)/   $1,261.6 /(4)/   $1,174.9    $4,921.9
Gross profit                                              279.2            266.5            266.9            231.6     1,044.2
Net income                                                 42.8             42.6            137.8             49.4       272.6
Per common share:
  Net income /(2)/                                          n/a              n/a              n/a              n/a         n/a
  Dividends                                                 n/a              n/a              n/a              n/a         n/a
  Market price
    High                                                    n/a              n/a              n/a              n/a         n/a
    Low                                                     n/a              n/a              n/a              n/a         n/a
==============================================================================================================================


n/a - not applicable

(1) Net loss for the fourth quarter includes a charge of $550.0 million for the write-down of goodwill and other non-recurring costs of a pretax amount of $95.5 million primarily for facility consolidations and other asset write-downs.

(2) Earnings per share data is not applicable as Allegiance's earnings were part of the results of Baxter International Inc. through September 30, 1996.

(3) Allegiance stock traded on a "when issued" basis from September 24, 1996 to September 30, 1996.

(4)  Data includes certain businesses that were divested in 1995.


Allegiance common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 1997, there were approximately 58,000 holders of record of the company's common stock.

                                    Five-Year Summary of Selected Financial Data

years ended December 31                                              1996/(1)/    1995/(2)/    1994/(2)/    1993/(2)/(3)/ 1992/(2)/
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                 Net sales                             $4,387.2      4,921.9      5,108.6      5,019.3       4,860.9
(in millions)              Net income (loss)                     $ (477.7)       272.6        214.9        (68.4)        242.8
                           Depreciation and amortization         $  145.2        164.6        222.8        221.0         196.2
-----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED           Working capital                       $  637.4        679.7      1,054.9        928.1         862.2
(in millions)              Capital expenditures                  $  102.5        111.9        122.4        273.1         278.2
                           Total assets                          $2,799.2      3,443.7      4,031.4      4,576.2       4,275.7
                           Long-term obligations                 $1,106.6            -            -            -             -
-----------------------------------------------------------------------------------------------------------------------------------
PER COMMON                 Average number of common shares
SHARE/(4)/                   outstanding (in millions)               54.9          n/a          n/a          n/a           n/a
                           Net income (loss)                     $  (8.70)         n/a          n/a          n/a           n/a
                           Cash dividends declared               $   0.10          n/a          n/a          n/a           n/a
                           Market price - high                   $  27.88          n/a          n/a          n/a           n/a
                           Market price - low                    $  16.25          n/a          n/a          n/a           n/a
-----------------------------------------------------------------------------------------------------------------------------------
PRODUCTIVITY               Employees at year-end                   20,700       21,300       21,100       26,900        22,900
MEASURES                   Sales per year-end employee           $211,942      231,075      242,114      186,591       212,266
                           Net income (loss) per employee        $(23,077)      12,798       10,185       (2,543)       10,603
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RETURNS          Net income (loss) as a percent of sales  (10.9)%        5.5          4.2         (1.4)          5.0
AND STATISTICS             Long-term debt as a percent of total
                             year-end capital                        57.2%           -            -            -             -
===================================================================================================================================

n/a - not applicable

(1) Net loss for 1996 includes a charge of $550.0 million for the write-down of goodwill and other non-recurring costs of a pretax amount of $95.5 million primarily for facility consolidations and other asset write-downs.

(2)  Data includes certain businesses that were divested in 1994 and 1995.

(3) Net loss includes a provision for restructuring charges of a pretax amount of $484.0 million.

(4) Earnings per share data is not applicable as Allegiance's earnings were part of the results of Baxter International Inc. through September 30, 1996.