Form 10-K405, Exhibit 13
period 1997-12-31
ALLEGIANCE CORP
filed 1998-03-16
CIK 1017799

20 MANAGEMENT'S DISCUSSION AND ANALYSIS



This section describes material changes in the results of operations for Allegiance Corporation ("Allegiance" or the "company") during the three years ended December 31, 1997, and the company's financial condition at that date. Material trends are discussed to the extent known and considered relevant.

OVERVIEW

On September 30, 1996 (the "Distribution Date"), Baxter International Inc. ("Baxter") and its subsidiaries transferred to Allegiance and its subsidiaries their U.S. health-care distribution business, surgical and respiratory therapy business and health-care cost-saving business, as well as certain foreign operations (the "Allegiance Business") in connection with a spin-off of the Allegiance Business by Baxter. The spin-off occurred on the Distribution Date through a distribution of Allegiance common stock to Baxter stockholders.

Allegiance operates in a single industry segment as a leading provider of health-care products and services. Through its nationwide distribution network, Allegiance distributes a wide offering of medical, surgical and laboratory products, including its self-manufactured surgical and respiratory therapy products, to hospitals, doctors' offices, surgery centers, home-care companies, post-acute-care facilities and other caregivers outside the hospital. Allegiance also provides integrated cost-saving services to its health-care customers through inventory-management programs, customized packaging, and various consulting services. The delivery of such a broad array of products and services requires focused investments in cost-saving services, information systems, and manufacturing and distribution efficiencies.

Health-care spending in the United States and abroad continues to rise. At the same time, reimbursement for health-care services is being ratcheted down by insurers and governments. As a result, hospitals are under increasing pressure to contain costs while providing high-quality care to growing numbers of patients. These forces, along with new medical technologies, are causing a shift in health-care services to outpatient settings such as surgery centers, doctors' offices and others. Demand for health care is expected to grow faster in the years to come as the elderly segment of the population grows to record levels. These forces increasingly shape the demand for, and supply of, medical care. Many private health-care payers provide incentives for consumers to seek lower cost care. Many corporations' employee health plans provide financial incentives for patients to use the most cost-effective forms of treatment (managed care programs, such as health maintenance organizations, are common), and physicians are being encouraged to provide more cost-effective treatments. The fundamental changes that have occurred in the U.S. health-care system in recent years, including customer and competitor consolidations and cost-containment efforts, are expected to continue.

Hospitals and other providers are expected to continue to push for greater efficiency, reduced excess capacity and lower costs. Allegiance management believes this presents an opportunity for the company, which is well positioned to help health-care providers enhance their competitiveness and to provide products to all sites of care. Management believes it can help health-care providers achieve savings by automating supply-ordering procedures; optimizing distribution networks; improving utilization, materials management and labor productivity; achieving economies through product and procedure standardization; and performing certain non-clinical services on an outsourced basis. Allegiance further believes its strategy of providing superior service to its customers and achieving the best overall cost in the delivery of health-care products and services is compatible with any anticipated realignment of the U.S. health-care system.



Allegiance Corporation 1997 Annual Report

                                      MANAGEMENT'S DISCUSSION AND ANALYSIS    21


Results of Operations

DIVESTED BUSINESSES

Allegiance's historical results of operations in 1995 include revenues and expenses related to certain divested businesses: the Industrial and Life Sciences division ("Industrial") that was sold in September 1995 and the diagnostics manufacturing businesses that were sold in December 1994. The discussion on results of operations that follows includes comparisons to 1995 that exclude amounts related to these divestitures. Refer to Note 1 for 1995 financial data that excludes revenues and expenses associated with these businesses.

SALES                                                                                              PERCENTAGE
                                                                                               increase (decrease)
years ended December 31 (in millions, except percentages)      1997        1996        1995       1997     1996
------------------------------------------------------------------------------------------------------------------
Geographic regions
  United States                                              $4,061.1    $4,097.0    $4,283.7    (0.9%)   (4.4%)
  International                                                 289.7       290.2       291.3    (0.2)    (0.4)
------------------------------------------------------------------------------------------------------------------
Total net sales                                              $4,350.8    $4,387.2    $4,575.0    (0.8%)   (4.1%)
------------------------------------------------------------------------------------------------------------------
Distributed products                                         $2,742.7    $2,791.2    $3,003.5    (1.7%)   (7.1%)
Self-manufactured products                                    1,608.1     1,596.0     1,571.5     0.8      1.6
------------------------------------------------------------------------------------------------------------------
Total net sales                                              $4,350.8    $4,387.2    $4,575.0    (0.8%)   (4.1%)
------------------------------------------------------------------------------------------------------------------

The decline in net sales of Allegiance's domestic and distributed products in both 1997 and 1996 resulted principally from planned reductions in sales of lower-margin, distributed products in the United States.

International sales volume was generally flat in all years presented. In 1997, Allegiance was able to offset adverse foreign-exchange rates and lower sales in European markets with incremental sales from a new venture in Canada, Source Medical Corporation (See Note 6). During 1997 and 1996, international sales comparisons were impacted unfavorably by Allegiance's selling arrangements in some international markets. When Allegiance was part of Baxter, it marketed products directly to customers. Since becoming an independent public company, Allegiance sells products through Baxter as a distributor. This change reduced Allegiance's direct selling influence and resulted in lower sales volume. Growing its international business remains a strategic priority for Allegiance.

The increase in sales of self-manufactured products in 1997 resulted from the favorable impact of a major agreement with Premier, Inc. ("Premier"), discussed below, and an increase in cost-saving agreements (which generally result in favorable growth of higher-margin, self-manufactured products), offset partially by pricing pressures. Sales in 1996 also benefited from an increase in cost-saving agreements, as well as an initial stocking order following an agreement signed with General Medical Corporation, also offset partially by pricing pressures. In both 1997 and 1996, domestic sales growth of self-manufactured products was offset slightly by sales declines in international markets.

In November 1996, Allegiance signed a seven-year agreement with Premier to supply its member hospitals with certain surgical and respiratory therapy products. This agreement, which began to impact sales favorably in late 1997, will continue to produce sales growth in 1998. Refer to Note 16 for a discussion of customers who represent a significant amount of the company's sales over the last three years, and the risks associated with potential loss of this business in the future.



                                       Allegiance Corporation 1997 Annual Report

22 MANAGEMENT'S DISCUSSION AND ANALYSIS


GROSS MARGIN AND EXPENSE RATIOS

years ended December 31 (as a percentage of sales)       1997    1996    1995
-----------------------------------------------------------------------------
Gross margin                                             20.9%   20.7%   20.8%
Selling, general and administrative expenses             15.1    15.3    15.2
-----------------------------------------------------------------------------


The company has succeeded in maintaining a relatively flat gross margin since 1995, despite continued pricing pressure on its self-manufactured products. The company has generally been able to offset this pressure with cost efficiencies and a more profitable sales mix. In 1997, the increase in sales of self-manufactured products, and planned reductions in lower-margin distributed products, combined to more than offset pricing pressures from the Premier contract and the general marketplace. Allegiance plans to continue its efforts to maintain its gross margin rate by offsetting pricing pressures with manufacturing and other cost efficiencies, boosting sales of cost-saving services, managing its sales mix more effectively, and, when possible, instituting price increases.

The company succeeded in reducing selling, general and administrative expenses on an absolute basis by $13.0 million and as a percentage of sales in 1997 principally by reducing headcount through attrition, managing benefit costs and implementing overall expense-control initiatives in both current and prior periods. Total selling, general and administrative expenses were reduced by $22.8 million in 1996 compared to 1995, excluding the divested businesses discussed previously. Such costs as a percentage of sales, however, increased slightly as the timing of expense-reduction initiatives lagged the planned reduction in lower-margin product sales discussed earlier.

GOODWILL WRITE-DOWN AND OTHER NON-RECURRING ITEMS

In the fourth quarter of 1996, the company changed its method of assessing goodwill impairment, resulting in a charge to operations of $550.0 million and a reduction in goodwill amortization of $18.9 million in 1997 and $4.7 million in 1996. Refer to Note 2 for a discussion of the company's new policy. Allegiance also incurred $95.5 million of other non-recurring costs in the 1996 fourth quarter. Refer to Note 4 for a discussion of various items included in this amount.

RESTRUCTURING PROGRAM

In November 1993, Baxter initiated a restructuring program to improve shareholder value and reduce costs. These strategic actions were designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. See Note 5 for more information, including the cash and noncash utilization of the reserves and headcount reductions to date.

Allegiance realized direct savings in manufacturing and administrative costs from this program of approximately $170 million in 1997, $125 million in 1996, and $95 million in 1995. Management believes that the program is on target to achieve anticipated savings exceeding $175 million in 1998. The company anticipates that these savings will continue to help offset potential gross margin erosion and investments in cost-saving and other initiatives. Management further believes that its remaining restructuring reserves are adequate to complete the actions contemplated by the restructuring program and that future cash expenditures related to the program would be funded from cash generated from operations.


Allegiance Corporation 1997 Annual Report

                                      MANAGEMENT'S DISCUSSION AND ANALYSIS    23


BENEFIT CURTAILMENT GAINS

Non-recurring gains of $35.9 million in 1996 are associated with the curtailment of Baxter-sponsored benefit plans and are discussed in Note 12.

INTEREST EXPENSE

The increase in interest expense in 1997 resulted from a full year of borrowings in 1997 compared to only fourth-quarter borrowings in 1996. Prior to September 30, 1996, Allegiance participated in a centralized cash-management program administered by Baxter. No interest was charged to Allegiance.

OTHER INCOME AND EXPENSE

The company currently has foreign-currency forward and option contracts that have been combined to hedge a portion of anticipated production costs expected to be denominated in foreign currencies. The company recognizes realized and unrealized gains and losses on these contracts in the period in which the change occurs. Other income and expense for 1997 included $11.6 million of expense related to these foreign-currency contracts.

Also included in other income and expense in 1997 was $5.9 million of income associated with the reversal of excess reserves for facility shutdowns related to the Industrial divestiture. These shutdown programs, substantially completed in 1997, were finalized at a lower cost than originally anticipated.

The remaining change in other income and expense for 1997 versus 1996 was caused by unfavorable foreign-exchange rates and losses related to certain equity investments.

Other income for 1995, excluding the divested businesses discussed previously, consisted primarily of net gains associated with the disposal or discontinuance of minor, non-strategic businesses.

PRETAX INCOME                                                                                  Percentage
                                                                                           increase (decrease)
years ended December 31 (in millions, except percentages)     1997      1996       1995      1997      1996
-------------------------------------------------------------------------------------------------------------
Pretax income (loss)                                         $143.0   $(427.9)    $245.3      n/a      n/a
Adjust for non-recurring items (1)                                -     609.6      (37.3)       -        -
Adjust for interest expense                                    67.5      18.9          -        -        -
-------------------------------------------------------------------------------------------------------------
Adjusted pretax income                                       $210.5   $ 200.6     $208.0      4.9%    (3.6%)
-------------------------------------------------------------------------------------------------------------
Adjusted pretax income as a percentage of sales                 4.8%      4.6%       4.5%       -        -
-------------------------------------------------------------------------------------------------------------

(1) The 1996 non-recurring adjustments include the goodwill write-down, benefit curtailment gains and other non-recurring items discussed previously. The 1995 non-recurring adjustments reflect net gains associated with the disposal or discontinuance of minor, non-strategic businesses.


                                       Allegiance Corporation 1997 Annual Report

24   MANAGEMENT'S DISCUSSION AND ANALYSIS

Pretax income as a percentage of sales increased in 1997 over 1996, excluding the impact of the goodwill write-down, interest expense and the non-recurring gains from curtailment of certain benefit plans, all discussed previously. Contributing to the increase were an improved gross margin rate and reductions in selling, general and administrative expenses in 1997. Adjusted pretax income as a percentage of sales was relatively consistent between 1996 and 1995.

INCOME TAXES

years ended December 31 (in millions, except percentages)     1997      1996       1995
---------------------------------------------------------------------------------------
Income tax expense                                           $52.1     $49.8      $94.4
  Tax rate                                                    36.4%      n/a       38.5%
Adjust for non-recurring items (1)                               -      32.7          -
---------------------------------------------------------------------------------------
Adjusted income tax expense                                  $52.1     $82.5      $94.4
  Tax rate                                                    36.4%     37.9%      38.5%
---------------------------------------------------------------------------------------

(1) Amount represents the tax benefit associated with the 1996 non-recurring adjustments discussed previously.


The 1997 tax rate was lower than the 1996 adjusted tax rate, due principally to the positive impact on earnings of lower goodwill amortization, which is a non-taxable item. The positive impact of goodwill amortization in 1997, however, was offset partially by a larger proportion of earnings from higher tax jurisdictions. The adjusted rate in 1996 was lower than the 1995 rate (which excludes the divested businesses discussed previously) because of lower goodwill amortization in 1996.

IMPACT OF INFLATION

In recent years, general inflationary trends have led to higher labor and material costs for Allegiance. While not related directly to inflation, Allegiance's revenue base in recent years has been affected adversely by lower average selling prices on certain products. Changes in Medicare reimbursement regulations, economic pressures in the U.S. hospital marketplace and increased competition in certain product lines were the main factors. There is little correlation between general inflation rates and Allegiance's pricing levels. Management expects these market dynamics to continue.

YEAR 2000 ISSUES

Allegiance is currently implementing enterprise-wide software that will replace our financial and business legacy systems. This software, which is Year 2000 compliant, will be in place company-wide by early 1999. All other system replacements or upgrades will be completed in 1999. The company does not expect the impact of internal Year 2000 issues to be material to the company's business, operations or financial condition. Management is currently attempting to assess how Year 2000 issues at its suppliers and customers could impact the company's business. Based upon current information, the company does not expect any widespread supplier and customer non-compliance that could have a material adverse effect.


ADOPTION OF NEW ACCOUNTING STANDARDS

The company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," at December 31, 1997. SFAS No. 128 requires presentation on the face of the income statement of both basic and diluted earnings per share. See Note 2.


Allegiance Corporation 1997 Annual Report

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS     25


Liquidity and Capital Resources

Allegiance's current assets exceeded current liabilities by $548.8 million at December 31, 1997, versus an excess of $637.4 million at December 31, 1996. Current assets at December 31, 1997, included accounts, notes and other current receivables of $528.1 million and inventories of $586.9 million. These sources of liquidity are convertible into cash over a relatively short period of time and, thus, could be available to help Allegiance satisfy normal operating cash requirements.

The company intends to fund its short- and long-term obligations as they mature through cash flow from operations, existing credit facilities or issuance of debt or equity. Management believes the company has credit facilities adequate to support ongoing operational, capital, restructuring and litigation requirements. Beyond that, Allegiance believes it has sufficient financial flexibility to attract long-term capital on acceptable terms as may be needed to support its growth objectives. To meet its net financing requirements in 1997, the company borrowed from its various credit facilities, as required. Refer to
Note 7 for more information about the company's borrowings under credit facilities and outstanding debt.


years ended December 31 (in millions)
(brackets denote cash outflows)                1997        1996        1995
----------------------------------------------------------------------------
Cash flow provided by operations as stated
     in the company's Consolidated
     Statements of Cash Flows                 $327.6     $ 317.1     $ 253.3
Capital expenditures                           (81.3)     (102.5)     (111.9)
Common stock cash dividends                    (22.7)          -           -
----------------------------------------------------------------------------
"Free cash flow"                              $223.6     $ 214.6     $ 141.4
----------------------------------------------------------------------------

The increase in cash flow from operations in 1997 resulted from improved earnings and balance sheet management -- primarily inventories and accounts receivable. The increase in cash flow from operations in 1996 resulted from improved management of inventories and accounts payable.

Management emphasizes "free cash flow" as an internal measure of operating cash flow after capital expenditures and dividends as reconciled in the table above. Management's objective is to maximize "free cash flow," and incentive compensation programs throughout the company include emphasis on management of working capital and "free cash flow" targets. The "free cash flow" generated during 1997 helped to fund $60.9 million in acquisitions and $35.8 million in stock repurchases, and to pay down $210.7 million of long-term debt. The company's long-term debt as a percentage of total capital declined from 57.2 percent at December 31, 1996, to 49.0 percent at December 31, 1997.

Capital expenditures consisted principally of improvements to existing facilities, systems upgrades, productivity enhancing equipment and other cost-reduction projects. Allegiance management expects 1998 investments in capital expenditures to remain at levels consistent with 1997.

In 1997, the board of directors declared four consecutive quarterly dividends on the company's common stock of $0.10 per share (annualized rate of $0.40 per share).



                                       Allegiance Corporation 1997 Annual Report

26 MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisitions of $60.9 million in 1997, $23.8 million in 1996 and $5.4 million in 1995 were consistent with Allegiance's strategic direction and were made to broaden product lines and service offerings or expand market coverage. See Note 6 for additional information related to the company's acquisitions.

Proceeds from asset dispositions of $35.2 million in 1997 related to the sale of miscellaneous facilities and divestitures of minor investments inconsistent with Allegiance's strategic direction. Divested investments in 1997 included MedManagement, L.L.C., which is discussed in Note 6. The net use of cash of $11.2 million in 1996 related to cash payments from the settlement of certain programs associated with the divestitures of the Industrial and diagnostics manufacturing businesses. The proceeds in 1995 of $626.0 million related to the Industrial divestiture and the collection of notes receivable related to the divestiture of the diagnostics manufacturing businesses.

Refer to Note 11 for a discussion of the $54.8 million in cash received in May 1997 from employees related to the company's Shared Investment Plan and the $35.8 million spent to repurchase Allegiance common stock under a program authorized by the company's board of directors in November 1997.


Litigation

Upon the Distribution, Allegiance assumed the defense of litigation involving claims related to the Allegiance Business, including certain claims of alleged personal injuries as a result of allergies to natural rubber latex gloves. See
Note 15. The company is a defendant in, or has assumed the defense of, a number of other claims, investigations and lawsuits. Upon resolution of any of the uncertainties described in Note 15, the company may incur charges in excess of presently established reserves. Based on the advice of counsel, management does not believe the outcome of these matters, individually or in the aggregate, will have a material adverse effect on Allegiance's overall business, cash flow, results of operations or financial condition.

--------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

Certain statements in this discussion constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements indicating the company "plans," "expects," "estimates" or "believes" are forward-looking statements that involve known and unknown risks, including, but not limited to, general economic and business conditions, changing trends in the health-care industry and customer profiles, competition, changes in governmental regulations, and unfavorable foreign-currency fluctuations. Although Allegiance believes its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of Allegiance will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Allegiance provides cautionary statements, detailed in Securities and Exchange Commission filings, including, without limitation, the company's Form 10-K and 10-Qs, which identify specific factors that would cause actual results or events to differ materially from those described in the forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statement whether as a result of new information, future events or otherwise.

--------------------------------------------------------------------------------
Allegiance Corporation 1997 Annual Report

                      MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS    27

Management is responsible for the preparation of the company's consolidated financial statements and all related information appearing in this report. The statements and notes conform to generally accepted accounting principles and include some amounts that are estimates based on available information and management's judgment of current conditions and circumstances. The company engaged Price Waterhouse LLP, an independent public accounting firm, to examine the consolidated financial statements. Their report appears on this page.

To provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that accounting records are reliable for preparing financial statements, management maintains a system of accounting controls, including an internal audit program. The system of accounting controls is systematically reviewed and revised to respond to changes in business conditions, operations and recommendations made by the independent public accountants and the internal auditors.

The board of directors has an Audit and Public Policy Committee whose members are not employees of the company. This committee met four times in 1997 with management, internal auditors and representatives of the company's independent public accountants to review the company's program of internal controls, audit plans and results, recommendations of the internal auditors and management's responses to those recommendations.


/s/ Lester B. Knight        /s/ Peter B. McKee         /s/ Richard C. Adloff
Lester B. Knight            Peter B. McKee             Richard C. Adloff
Chairman of the Board       Senior Vice President      Corporate Vice President
and Chief Executive         and Chief Financial        and Controller
Officer                     Officer

                                               REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Allegiance Corporation


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of equity present fairly, in all material respects, the financial position of Allegiance Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 2 to the consolidated financial statements, the company changed in 1996 its method of assessing goodwill impairment. We concur with this change in accounting.

/S/ Price Waterhouse LLP
Price Waterhouse LLP
Chicago, Illinois
January 26, 1998



                                       Allegiance Corporation 1997 Annual Report

28  CONSOLIDATED BALANCE SHEETS


as of December 31 (in millions, except par value and shares)                                1997        1996
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS       Cash and equivalents                                              $    31.6    $   22.9
                     Accounts receivable, net of allowance for
                      doubtful accounts of $24.1 in 1997 and $26.4 in 1996                 510.8       515.1
                     Notes and other current receivables                                    17.3        32.4
                     Inventories
                      Raw materials                                                         52.3        52.8
                      Work in progress                                                      44.2        46.4
                      Finished products                                                    490.4       529.3
                     ---------------------------------------------------------------------------------------
                     Total inventories                                                     586.9       628.5
                     Deferred income taxes                                                  97.9       122.8
                     Prepaid expenses                                                       17.9        13.8
                     ---------------------------------------------------------------------------------------
                     Total current assets                                                1,262.4     1,335.5
------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT      Land                                                                   86.8        98.1
AND EQUIPMENT        Buildings and leasehold improvements                                  369.2       397.4
                     Machinery and equipment                                               980.1       905.1
                     Equipment leased or rented to customers                                23.5        19.0
                     Construction in progress                                               83.9        99.5
                     ---------------------------------------------------------------------------------------
                     Total property, plant and equipment, at cost                        1,543.5     1,519.1
                     Accumulated depreciation and amortization                            (748.9)     (681.2)
                     ---------------------------------------------------------------------------------------
                     Net property, plant and equipment                                     794.6       837.9
------------------------------------------------------------------------------------------------------------
OTHER ASSETS         Goodwill and other intangibles                                        553.8       514.5
                     Other                                                                  85.8       111.3
                     ---------------------------------------------------------------------------------------
                     Total other assets                                                    639.6       625.8
                     ---------------------------------------------------------------------------------------
                     Total assets                                                      $ 2,696.6    $2,799.2
============================================================================================================
CURRENT LIABILITIES  Accounts payable, principally trade                               $   423.2    $  436.6
                     Employee compensation and withholdings                                118.2        72.1
                     Restructuring                                                          26.1        39.3
                     Property, payroll and other taxes                                      48.5        31.2
                     Other                                                                  97.6       118.9
                     ---------------------------------------------------------------------------------------
                     Total accounts payable and current liabilities                        713.6       698.1
------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT AND LEASE OBLIGATIONS                                                       900.7     1,106.6
------------------------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                                       99.2       107.4
------------------------------------------------------------------------------------------------------------
OTHER NON-CURRENT LIABILITIES                                                               45.9        59.4
------------------------------------------------------------------------------------------------------------
EQUITY               Common stock, $1 par value, authorized 200,000,000 shares, issued
                      58,116,000 shares in 1997 and 54,977,000 shares in 1996               58.1        55.0
                     Additional contributed capital                                         66.4         1.5
                     Retained earnings                                                     837.3       769.2
                     Common stock in treasury, at cost, 749,000 shares in 1997             (25.2)          -
                     Cumulative foreign-currency adjustment                                  0.6         2.0
                     ---------------------------------------------------------------------------------------
                     Total equity                                                          937.2       827.7
                     ---------------------------------------------------------------------------------------
                     Total liabilities and equity                                      $ 2,696.6    $2,799.2
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


Allegiance Corporation 1997 Annual Report

                                      CONSOLIDATED STATEMENTS OF OPERATIONS  29





years ended December 31 (in millions, except per share data)                                            1997       1996       1995
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS                Net sales                                                                 $4,350.8   $4,387.2   $4,921.9
                          Costs and expenses
                                     Cost of goods sold                                              3,442.6    3,479.2    3,877.7
                                     Selling, general and administrative expenses                      659.0      672.0      749.6
                                     Research and development                                            9.2        8.1        6.6
                                     Goodwill write-down and
                                          other non-recurring items                                       --      645.5       76.0
                                     Interest expense                                                   67.5       18.9         --
                                     Goodwill amortization                                              21.8       32.2       37.8
                                     Benefit curtailment gains                                            --      (35.9)        --
                                     Other income                                                        7.7       (4.9)    (301.8)
                          ---------------------------------------------------------------------------------------------------------
                          Total costs and expenses                                                   4,207.8    4,815.1    4,445.9
                          ---------------------------------------------------------------------------------------------------------
                          Income (loss) before income taxes                                            143.0     (427.9)     476.0
                          Income tax expense                                                            52.1       49.8      203.4
                          ---------------------------------------------------------------------------------------------------------
                          Net income (loss)                                                         $   90.9   $ (477.7)  $  272.6
===================================================================================================================================
PER SHARE DATA            Net income (loss) per common share
                                     Basic                                                          $   1.60   $  (8.70)  $   4.97
                                     Diluted                                                            1.56      (8.70)      4.97
===================================================================================================================================
SHARE DATA                Average shares outstanding
                                     Basic                                                              56.9       54.9       54.8
                                     Diluted                                                            58.2       54.9       54.8
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                       ALLEGIANCE CORPORATION 1997 ANNUAL REPORT

30  CONSOLIDATED STATEMENTS OF CASH FLOWS



years ended December 31 (in millions, brackets denote cash outflows)                       1997           1996       1995
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW                Income (loss) from operations                                  $  90.9     $  (477.7)   $  272.6
PROVIDED BY              Adjustments
OPERATIONS                     Depreciation and amortization                              126.0         145.2       164.6
                               Deferred income taxes                                       14.9         (13.7)       50.2
                               Gain on asset dispositions, net (pretax)                    (6.0)            -      (262.5)
                               Goodwill write-down and other
                                    non-recurring charges                                     -         645.5        76.0
                               Benefit curtailment gains                                      -         (35.9)          -
                               Other                                                       11.0           6.0         5.4
                         Changes in balance sheet items
                               Accounts receivable                                         41.5         (14.7)       73.0
                               Inventories                                                 57.1          48.1        28.8
                               Accounts payable and
                                    accrued liabilities                                    23.8          74.7      (120.2)
                               Restructuring program payments                             (27.0)        (45.9)      (62.0)
                               Other                                                       (4.6)        (14.5)       27.4
                         -------------------------------------------------------------------------------------------------
                         Cash flow provided by operations                                 327.6         317.1       253.3
==========================================================================================================================
INVESTMENT               Capital expenditures                                             (81.3)       (102.5)     (111.9)
TRANSACTIONS             Acquisitions                                                     (60.9)        (23.8)       (5.4)
                         Proceeds from asset dispositions                                  35.2         (11.2)      626.0
                         -------------------------------------------------------------------------------------------------
                         Investment transactions, net                                    (107.0)       (137.5)      508.7
==========================================================================================================================
FINANCING                Issuances of debt                                                 62.3         603.6           -
TRANSACTIONS             Redemptions of debt                                              (85.0)            -           -
                         Increase (decrease) in debt with maturities
                            of three months or less, net                                 (188.0)        507.4           -
                         Common stock cash dividends                                      (22.7)            -           -
                         Common stock issued under
                            Shared Investment Plan                                         54.8             -           -
                         Common stock issued under
                            employee benefit plans                                         13.3           1.7           -
                         Purchase of common stock in treasury                             (35.8)            -           -
                         Payments to Baxter International Inc.                                -      (1,270.2)     (764.0)
                         Other financing                                                  (10.8)            -           -
                         -------------------------------------------------------------------------------------------------
                         Financing transactions, net                                     (211.9)       (157.5)     (764.0)
==========================================================================================================================
INCREASE (DECREASE) IN CASH AND EQUIVALENTS                                                 8.7          22.1        (2.0)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                                  22.9           0.8         2.8
==========================================================================================================================
CASH AND EQUIVALENTS AT END OF YEAR                                                     $  31.6     $    22.9     $   0.8
==========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

ALLEGIANCE CORPORATION 1997 ANNUAL REPORT

                                           CONSOLIDATED STATEMENTS OF EQUITY  31

years ended December 31 (in millions)                                  1997           1996          1995
--------------------------------------------------------------------------------------------------------
COMMON        Balance, beginning of year                             $ 55.0      $       -           N/A
STOCK         September 30, 1996, distribution of common stock            -           54.8
              Stock issued under employee benefit plans                 0.3            0.2
              Stock issued under Shared Investment Plan                 2.4              -
              Stock issued for acquisitions                             0.4              -
              ------------------------------------------------------------------------------------------
              Balance, end of year                                     58.1           55.0
========================================================================================================
ADDITIONAL    Balance, beginning of year                                1.5              -           N/A
CONTRIBUTED   Stock issued under employee benefit plans                 2.4            1.5
CAPITAL       Stock issued under Shared Investment Plan                52.4              -
              Stock issued for acquisitions                            10.1              -
              ------------------------------------------------------------------------------------------
              Balance, end of year                                     66.4            1.5
========================================================================================================
DIVISIONAL    Balance, beginning of year                                  -        1,767.5      $2,258.9
RETAINED      Net income prior to September 30, 1996                      -          117.8         272.6
EARNINGS      Payments to Baxter International Inc.                       -         (460.2)       (764.0)
              September 30, 1996, distribution of common stock            -       (1,425.1)            -
              ------------------------------------------------------------------------------------------
              Balance, end of year                                        -              -       1,767.5
========================================================================================================
EQUITY        Balance, beginning of year                                  -          810.0         810.0
INVESTMENT    Payments to Baxter International Inc.                       -         (810.0)            -
OF PARENT    ------------------------------------------------------------------------------------------
             Balance, end of year                                        -              -         810.0
========================================================================================================
RETAINED      Balance, beginning of year                              769.2              -           N/A
EARNINGS      September 30, 1996, distribution of common stock            -        1,370.3
              Common stock dividends declared                         (22.8)          (5.6)
              Net loss subsequent to September 30, 1996                   -         (595.5)
              Net income                                               90.9              -
              ------------------------------------------------------------------------------------------
              Balance, end of year                                    837.3          769.2
========================================================================================================
COMMON        Balance, beginning of year                                  -              -           N/A
STOCK IN      Purchases                                               (35.8)             -
TREASURY      Stock issued under employee benefit plans                10.6              -
              ------------------------------------------------------------------------------------------
              Balance, end of year                                    (25.2)             -
========================================================================================================
CUMULATIVE    Balance, beginning of year                                2.0              -             -
FOREIGN-      Currency fluctuations                                    (1.4)           2.0             -
CURRENCY      ------------------------------------------------------------------------------------------
ADJUSTMENT    Balance, end of year                                      0.6            2.0             -
========================================================================================================
              TOTAL EQUITY                                           $937.2      $   827.7      $2,577.5
========================================================================================================

n/a - not applicable

The accompanying notes are an integral part of these consolidated financial statements.


                                       Allegiance Corporation 1997 Annual Report

32  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. DESCRIPTION OF THE BUSINESS

Allegiance Corporation ("Allegiance" or the "company") was incorporated in Delaware in June 1996. On September 30, 1996 (the "Distribution Date"), Baxter International Inc. ("Baxter") and its subsidiaries transferred to Allegiance and its subsidiaries their U.S. health-care distribution business, surgical and respiratory therapy business and health-care cost-saving business, as well as certain foreign operations (the "Allegiance Business") in connection with a spin-off of the Allegiance Business by Baxter. The spin-off occurred on the Distribution Date through a distribution of Allegiance common stock to Baxter stockholders (the "Distribution"). The Distribution of approximately 54.8 million shares of Allegiance stock, based on a distribution ratio of one Allegiance share for each five Baxter shares held, was made to Baxter stockholders as of the record date of September 26, 1996.

  Allegiance operates in a single industry segment as a leading provider of health-care products and services. Through its nationwide distribution network, Allegiance distributes a wide offering of medical, surgical and laboratory products, including its self-manufactured surgical and respiratory therapy products, to hospitals, doctors' offices, surgery centers, home-care companies, post-acute-care facilities and other caregivers outside the hospital. Allegiance also provides integrated cost-saving services to its health-care customers through inventory-management programs, customized packaging, and various consulting services.

  Allegiance's historical results of operations in 1995 include revenues and expenses related to certain divested businesses. The Industrial and Life Sciences division was sold in September 1995, and the diagnostics manufacturing businesses were sold in December 1994. See Notes 5 and 6 for additional information.

  The following table presents historical financial data for Allegiance excluding the revenue and expenses associated with divested businesses:

year ended December 31 (in millions)                                       1995
-------------------------------------------------------------------------------
Net sales                                                              $4,575.0
Costs and expenses
  Cost of goods sold                                                    3,624.5
  Selling, general and administrative expenses                            694.8
  Research and development                                                  6.6
  Goodwill amortization                                                    36.8
  Other income                                                            (33.0)
-------------------------------------------------------------------------------
    Total costs and expenses                                            4,329.7
-------------------------------------------------------------------------------
Pretax income                                                             245.3
Income tax expense                                                         94.4
-------------------------------------------------------------------------------
Net income                                                             $  150.9
===============================================================================
Basic and diluted net income per common share                          $   2.75
===============================================================================

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to help readers understand and evaluate the consolidated financial statements. These policies conform with generally accepted accounting principles and, except for the change in accounting for goodwill impairment in 1996, have been applied consistently in all material respects. The preparation of financial statements using generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION

The accompanying financial statements for periods prior to the Distribution Date include those assets, liabilities, revenues and expenses directly attributable to the Allegiance Business. These financial statements were prepared as if Allegiance had operated as a free-standing entity for the periods presented. The financial information prior to the Distribution Date, however, does not necessarily reflect what the financial position and results of operations of Allegiance would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position. Certain immaterial reclassifications have been made to the 1996 and 1995 financial statements and related footnotes so they conform to the 1997 presentation.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Allegiance and its majority-owned subsidiaries. Certain operations outside the United States and its territories, which are not material, are included in the consolidated financial statements on the basis of fiscal years ending November 30.

CASH AND EQUIVALENTS

Cash and equivalents include cash, cash investments and marketable securities with an original maturity of three months or less. Cash payments for interest were $67.1 million in 1997 and $7.4 million in 1996. Cash payments for income taxes were $30.0 million in 1997 and $0.6 million in 1996. Cash payments for income taxes relating to the Allegiance Business prior to the Distribution Date were made by Baxter.


Allegiance Corporation 1997 Annual Report

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  33

INVENTORIES

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

     Depreciation expense was $96.0 million in 1997, $98.8 million in 1996 and $106.3 million in 1995. Repairs and maintenance expenses were $26.8 million in 1997, $24.2 million in 1996 and $36.4 million in 1995.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired and is amortized on a straight-line basis over estimated useful lives not exceeding 40 years. As part of Baxter, Allegiance followed accounting policies established by Baxter for its consolidated group. Baxter's policy was to evaluate the overall recoverability of goodwill using projected undiscounted cash flows.

     Subsequent to the Distribution Date, the market value of Allegiance stock was substantially below its historical book value. As a result of this market value and management's expectations that cost-containment efforts in the health-care industry would continue to produce intense competition among health-care suppliers, management re-evaluated its accounting policy for goodwill impairment. In October 1996, the company's board of directors approved the adoption of a new policy for assessing goodwill impairment based upon a fair value approach. The company believes that fair value is a preferable method to assess goodwill as it is a more objective indicator of the company's inherent value as a separate publicly traded entity and reflects the challenges and pressures that continue to be a fundamental part of the U.S. health-care system.

     This accounting change resulted in a fourth quarter 1996 charge to operations of $550.0 million and a reduction in 1996 goodwill amortization of $4.7 million (9 cents per share, basic). This policy change will continue to reduce goodwill amortization for the next 28 years by $18.9 million annually.

     The company computes fair value using the price/earnings ("P/E") multiple for a group of similar companies. This P/E multiple, calculated using actual quoted market prices per share and analysts' consensus earnings estimates for these companies, is applied to management's best estimate of earnings for Allegiance to arrive at an overall fair value of the company. Based upon management's assessment, the carrying value of goodwill at December 31, 1997, is not impaired.

     As of December 31, goodwill was $551.4 million in 1997 and $510.7 million in 1996, net of accumulated amortization of $423.9 million and $400.8 million, respectively.

     Other intangible assets include purchased patents, trademarks and other identified rights that are amortized on a straight-line basis over their legal or estimated useful lives, whichever is shorter (not exceeding 20 years). As of December 31, other intangible assets were $2.4 million in 1997 and $3.8 million in 1996, net of accumulated amortization of $16.5 million and $18.3 million, respectively.

INCOME TAXES

Allegiance's operations before the Distribution Date were included in Baxter's consolidated U.S. federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries. The provision for income taxes prior to the Distribution Date was determined as if Allegiance had filed separate tax returns under its structure while part of Baxter. Accordingly, Allegiance's effective tax rate in 1997 and future years will vary from these historical rates depending on the company's current legal structure and tax elections. All income tax expense accrued prior to the Distribution Date was settled with Baxter on a current basis through Divisional Retained Earnings.

     Allegiance has provided for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

DERIVATIVES

Gains and losses related to qualifying hedges are deferred as part of the carrying amounts of the related assets or liabilities and are ultimately recognized in income as part of the carrying amounts when the hedged transaction occurs. Realized and unrealized changes in the fair value of the other derivative financial instruments are recognized in income in the period in which the change occurs.

                                       Allegiance Corporation 1997 Annual Report

34   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



STOCK-BASED COMPENSATION

The company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, the company recognizes no compensation expense for its fixed stock-option plans or stock purchase plan. See Note 11.

EARNINGS PER SHARE

Basic net income (loss) per common share is based on the weighted average number of shares outstanding subsequent to the Distribution, assuming the shares issued in connection with the Distribution had been issued January 1, 1996. Earnings per share ("EPS") data presented in 1995 assumes the shares issued at the Distribution Date were outstanding. In 1997, the company adopted SFAS No. 128, "Earnings per Share," which requires the presentation of both basic and diluted EPS. No reconciliation for 1995 is presented because no potentially dilutive stock plans existed prior to the Distribution.

RECONCILIATION OF BASIC AND DILUTED EPS
years ended December 31 (in millions, except per share data)


                                                        Per share
1997                            Net income    Shares       amount
-----------------------------------------------------------------
Basic EPS                        $    90.9      56.9       $ 1.60

Additional shares
  assuming exercise of
  stock option and stock
  purchase plan subscriptions                    1.3(a)
------------------------------------------------------------------
Diluted EPS                      $    90.9      58.2       $ 1.56
==================================================================

                                                         Per share
1996                               Net loss   Shares        amount
------------------------------------------------------------------
Basic EPS                        $  (477.7)     54.9       $(8.70)
Additional shares
  assuming exercise of
  stock option and stock
  purchase plan subscriptions                    ---(b)
------------------------------------------------------------------
Diluted EPS                      $  (477.7)     54.9       $(8.70)
==================================================================

(a) Options to purchase 0.8 million shares at an average price of $29.35 per share were outstanding during the year ended December 31, 1997, but were not included in the diluted EPS computation because the exercise price exceeded the average market price for the period.

(b) Options to purchase 0.8 million shares are excluded from the diluted EPS computation because they are antidilutive to the net loss per share.

3. Pro Forma Financial Information

The following unaudited pro forma combined statements of operations present the combined results of Allegiance assuming the transactions effected by the Distribution and the significant divestitures discussed in Note 1 had been completed as of January 1, 1995:


years ended December 31
(unaudited, in millions, except per share data)          1996       1995
------------------------------------------------------------------------
Net sales                                            $4,386.7   $4,571.1
Costs and expenses
  Cost of goods sold                                  3,481.5    3,624.7
  Selling, general and administrative expenses (a)      683.4      706.9
  Research and development                                8.1        6.6
  Goodwill write-down and other
     non-recurring items                                645.5          -
  Interest expense (b)                                   86.4       90.0
  Goodwill amortization                                  32.2       36.8
  Other (income) expense (c)                             (4.9)       4.3
------------------------------------------------------------------------
     Total costs and expenses                         4,932.2    4,469.3
------------------------------------------------------------------------
Pretax income (loss)                                   (545.5)     101.8
Income tax expense (d)                                    4.2       37.9
------------------------------------------------------------------------
     Net income (loss)                               $ (549.7)  $   63.9
========================================================================
Basic and diluted net income (loss)
  per common share (e)                               $ (10.01)  $   1.16
========================================================================
Average number of common
  shares outstanding                                     54.9       54.9
========================================================================

Significant pro forma adjustments (excluding the revenues and expenses associated with the divested businesses discussed in Note 1) comprise the following:

(a) Pro forma adjustments of $11.4 million in 1996 and $12.1 million in 1995, principally reflect certain incremental corporate expenses that are estimated to have occurred had the company operated on a stand-alone basis, net of the estimated reduction in expenses related to changes in benefit plans.

(b) Pro forma adjustments of $67.5 million in 1996 and $90.0 million in 1995, reflect estimated interest expense the company would have incurred on an estimated $1.2 billion of debt at a weighted average interest rate of 7.5 percent.

(c) Pro forma adjustments of $37.3 million in 1995 reflect non-recurring payments received related to the transfer of rights under various service agreements with Alliant Foodservices Inc., to reflect only those ongoing business operations to be included in the Distribution.

(d) Pro forma adjustments of $45.6 million in 1996 and $56.5 million in 1995 reflect the estimated tax benefit, at statutory rates, for pro forma adjustments.

(e) Pro forma net income (loss) per common share is computed as if the average number of common shares of Allegiance stock had been outstanding for the periods presented.



Allegiance Corporation 1997 Annual Report

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   35

4.   Non-Recurring Items

In addition to the goodwill write-down discussed in Note 2, the company incurred $95.5 million of non-recurring costs in the fourth quarter of 1996. In conjunction with carving out the Allegiance Business into a separate entity, management re-evaluated the businesses and product lines in accordance with the company's strategies. As a result of this evaluation, the company divested and wrote-down assets of $62.8 million. This was principally a noncash charge that related to the divestiture of the company's Interwoven business and facility consolidations.

     Other non-recurring charges of $13.2 million were for costs related to the company's spin-off from Baxter. These costs primarily included corporate identity, name change and communications costs, as well as certain incremental compensation costs. In addition, non-recurring charges in the fourth quarter of 1996 included $19.5 million for legal defense costs related to natural rubber latex litigation cases. See Note 15.



5.   Restructuring Programs
                                                Divestitures
                                     Employee      and asset    Other
(in millions)                   related costs    write-downs    costs     Total
--------------------------------------------------------------------------------
Initial restructuring charge           $102.5        $ 278.1   $103.4   $ 484.0

Utilization:
  Cash                                  (31.0)         (22.0)   (23.3)    (76.3)
  Noncash                                  --         (160.2)      --    (160.2)
--------------------------------------------------------------------------------
December 31, 1994                        71.5           95.9     80.1     247.5

Utilization:
  Cash                                  (28.5)         (42.8)   (33.2)   (104.5)
  Noncash                                  --          (66.3)      --     (66.3)
Adjustment to reserve                      --           76.0       --      76.0
--------------------------------------------------------------------------------
December 31, 1995                        43.0           62.8     46.9     152.7

Utilization:
  Cash                                  (19.0)         (15.8)   (26.8)    (61.6)
  Noncash                                  --          (25.0)      --     (25.0)
--------------------------------------------------------------------------------
December 31, 1996                        24.0           22.0     20.1      66.1

Utilization:
  Cash                                  (10.2)            --    (16.8)    (27.0)
  Noncash                                  --           (5.0)      --      (5.0)
--------------------------------------------------------------------------------
December 31, 1997                      $ 13.8        $  17.0   $  3.3   $  34.1
================================================================================

In November 1993, Baxter's board of directors approved a series of strategic actions designed in part to make the Allegiance Business more efficient and responsive in addressing the changes occurring in the U.S. health-care system. A $484.0 million pretax provision was recorded to cover costs associated with these restructuring initiatives. Since the announcement of the 1993 restructuring program, Allegiance has implemented, or is in the process of implementing, all of the major strategic actions associated with the restructuring program, which is expected to be completed by 1999.

     Included in the restructuring plan was the intent to divest the diagnostics manufacturing businesses, and a valuation allowance was established as a component of the restructuring charge. In December 1994, subject to certain settlement provisions, the divestiture of these businesses was completed. Throughout 1995, active discussions took place with the buyer of the diagnostics businesses related to interpretations of and responsibility for the settlement provisions contained in the purchase and sale and related agreements. The divestiture also was significantly complicated by the settlement of a dispute between the diagnostics manufacturing businesses and one of its major suppliers, which ultimately led to a lower than expected final valuation of the businesses. In 1995, settlement negotiations were completed with the buyer of the diagnostics businesses, and adjustments to the purchase price were finalized, along with a revision of cost estimates to complete the divestiture. This resulted in an additional charge of $76.0 million.

     Cash outflows pertain primarily to employee-related costs for severance, outplacement assistance, relocation, implementation teams and facility consolidations. Since the inception of the restructuring program, approximately 2,500 positions have been eliminated. The remaining expenditures will occur in 1998 and 1999, as implementation team projects and facility closures and consolidations are completed as planned.

     Of the noncash restructuring expenditures, $3.4 million in 1997, $4.4 million in 1996 and $16.0 million in 1995 related to the divestiture of the diagnostics manufacturing businesses. Noncash spending also included $1.6 million in 1997, $20.6 million in 1996 and $50.3 million in 1995, relating primarily to fixed asset and inventory write-downs from the closure of manufacturing facilities and consolidations of certain distribution facilities.

     The 1997 restructuring reserve balance consisted substantially of current reserves. The 1996 restructuring reserve balance consisted of $53.2 million of current and $12.9 million of non-current reserves.


                                       Allegiance Corporation 1997 Annual Report

36  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. Acquisitions and Divestitures

ACQUISITIONS

A component of Allegiance's strategic direction is to make acquisitions that build on cost-saving and other service offerings, broaden product lines or expand market coverage. To this end, Allegiance acquired West Hudson & Co. Inc., a privately owned health-care consulting firm, on January 2, 1997 for $30.5 million in cash and $10.5 million in stock, with possible contingent payments through 2000. In addition, the company made individually immaterial acquisitions of $30.4 million in 1997, $23.8 million in 1996 and $5.4 million in 1995. During 1997, the company exchanged nonmonetary assets with a value of approximately $10.5 million to acquire an interest in Source Medical Corporation, a new venture in Canada. All acquisitions were accounted for as purchase transactions. Had the acquisitions taken place January 1, consolidated results in the year of acquisition would not have been materially different from reported results.

DIVESTITURES

In 1997, Allegiance sold its investment in MedManagement, L.L.C., generating net proceeds of approximately $14.3 million. The remaining proceeds from asset dispositions in 1997 related to the sale of miscellaneous facilities and divestitures of minor investments deemed inconsistent with Allegiance's strategic direction.

  In 1996, the company paid $11.2 million related primarily to the divestitures of its Industrial and Life Sciences division ("Industrial") discussed below and its diagnostics manufacturing businesses discussed in Note 5. In 1995, Allegiance disposed of several businesses or product lines resulting in a pretax net gain of $262.5 million (aftertax net gain of $141.0 million). The majority of this amount related to the $268.1 million gain on the sale of the Industrial business to VWR Corporation for approximately $400.0 million in cash and $25.0 million in deferred payments. Allegiance continues to supply self-manufactured products and supplies sold in non-health-care markets to VWR Corporation. In addition to the approximately $400.0 million of proceeds from the Industrial sale, the company received $199.9 million in 1995 for the divestiture of its diagnostics manufacturing businesses. Remaining proceeds in 1995 of $26.1 million related to the disposition of minor investments that were inconsistent with Allegiance's strategic direction. In most of these transactions, Allegiance disposed of its entire interest in the investments.

7. Credit Facilities, Long-Term Debt and Lease Obligations

as of December 31                             Effective
(in millions, except percentages)         interest rate        1997         1996
--------------------------------------------------------------------------------
Borrowings under credit facilities                 5.95%     $351.5     $  562.1
--------------------------------------------------------------------------------
7.30% notes due 2006                               7.39       199.6        199.6
--------------------------------------------------------------------------------
7.80% debentures due 2016                          7.88       149.4        149.4
--------------------------------------------------------------------------------
7.00% debentures due 2026,
  7 year put option in 2003                        7.11       199.9        199.9
--------------------------------------------------------------------------------
Notes and capitalized lease
  obligations, due 1998 through 2020                            0.5            -
--------------------------------------------------------------------------------
Total long-term debt and
  lease obligations                                          $900.9     $1,111.0
================================================================================
Current portion                                              $ (0.2)    $   (4.4)
--------------------------------------------------------------------------------
Long-term portion                                            $900.7     $1,106.6
================================================================================

The company's unsecured revolving credit agreement, expiring in 2001, provides for up to an aggregate of $900.0 million in borrowings. As of December 31, $80.0 million in 1997 and $260.0 million in 1996 were outstanding under this facility. As of December 31, 1996, the company had an additional facility providing for $150.0 million of borrowings. As of December 31, 1996, no amounts were outstanding under this facility, which was terminated in 1997. In conjunction with its credit facilities, the company is required to comply with certain financial tests and maintain certain leverage ratios.

  The company also maintains other short-term credit facilities. At December 31, $244.2 million in 1997 and $302.1 million in 1996, was outstanding under these uncommitted facilities. Of the amounts outstanding under all facilities, $324.2 million in 1997 and $557.7 million in 1996 was classified as long-term debt, as amounts are supported by a long-term credit facility and will continue to be refinanced. Amounts borrowed under these facilities were used for working capital requirements and to fund a $1,147.3 million distribution to Baxter in 1996. The company had year-end unamortized debt issuance costs of $4.0 million in 1997 and $4.5 million in 1996. Such costs are being amortized over the life of the underlying debt.

  Certain facilities and equipment are leased under operating leases, expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $36.8 million in 1997, $26.0 million in 1996 and $26.4 million in 1995.


Allegiance Corporation 1997 Annual Report

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  37


FUTURE MINIMUM DEBT AND LEASE PAYMENTS

                                                              Aggregate debt and
                                                Operating          capital lease
as of December 31 (in millions)                    leases             maturities
--------------------------------------------------------------------------------
1998                                               $ 32.0                 $  0.2
1999                                                 27.0                    0.2
2000                                                 22.8                    0.1
2001                                                 15.2                  351.5
2002                                                 13.2                      -
Thereafter                                           24.2                  550.0
--------------------------------------------------------------------------------
Total obligations and commitments                  $134.4                 $902.0
================================================================================
Amounts representing interest, discounts,
  premiums and deferred financing costs                                   $  1.1
--------------------------------------------------------------------------------
Present value of long-term debt and
  lease obligations                                                       $900.9
================================================================================

8. Financial Instruments and Risk Management

CONCENTRATIONS OF CREDIT RISK

The company provides credit, in the normal course of business, to hospitals, private and government institutions, health-care agencies, insurance agencies and doctors' offices. The company performs ongoing credit evaluations of its customers and maintains reserves for credit losses which have been within the range of management's allowance for doubtful accounts.

  The company actively evaluates the creditworthiness of the financial institutions which are counterparties to derivative financial instruments, and it does not expect any counterparties to fail to meet their obligations. The credit exposure of the company's derivative financial instruments is represented by the fair value of contracts with a favorable fair value at December 31, 1997.

FINANCIAL INSTRUMENT USE--SUBSEQUENT TO DISTRIBUTION DATE

Allegiance uses commodity contracts to hedge raw materials expected to be denominated in foreign currency. These contracts generally cover a one-year period and all gains and losses are deferred and recognized in cost of goods sold with the underlying product costs. At December 31, the related notional amounts of such contracts were $9.2 million in 1997 and $22.1 million in 1996. These notional amounts do not represent amounts exchanged by the parties; rather they are used as the basis to calculate the amounts due under the contracts. These contracts qualify as hedges for accounting purposes in accordance with the criteria established in SFAS No. 80 "Accounting for Futures Contracts." Cash flows resulting from these commodity contracts are classified in the same category as the items being hedged.

  The company manages the impact of interest rate changes on earnings, cash flows and borrowings to maintain fixed-rate debt as a percentage of total debt between a minimum and maximum percentage. In 1997 and 1996, the company evaluated its interest rate exposures and concluded it was not beneficial to use financial instruments to hedge its interest positions.

  The company uses financial instruments, as needed, to manage cash flow volatility and earnings fluctuations associated with changes in foreign-exchange rates. At December 31, 1997, the company had foreign-currency forward and option contracts outstanding that hedged a portion of anticipated production costs expected to be denominated in the Malaysian ringgit. The related amounts of these contracts were $23.2 million for the forward contracts and $17.7 million for the option contracts at December 31, 1997. The contracts settle monthly through June 1998. The company recognizes realized and unrealized gains and losses on these contracts in income in the period in which the change occurs because the contracts are not qualifying hedges for accounting purposes. Net expense during 1997 was $11.6 million. The company did not use derivative instruments to manage its foreign-exchange exposures during 1996. Allegiance does not use financial instruments for trading purposes.

FINANCIAL INSTRUMENT USE--PRIOR TO DISTRIBUTION DATE

Allegiance was considered in Baxter's overall risk management strategy prior to the Distribution Date. As part of this strategy, Baxter used certain financial instruments to reduce its exposure to adverse movements in foreign-exchange rates, interest rates and certain commodity prices. The strategies of Baxter did not utilize financial instruments for trading purposes.

  Prior to the Distribution Date, Baxter allocated to Allegiance the income and expense associated with certain option contracts used to hedge anticipated costs of production expected to be denominated in foreign currencies. The terms of these financial instruments were less than one year. Allocated net expense and the related notional amounts for these options were immaterial in all years presented.

FAIR VALUES OF FINANCIAL INSTRUMENTS

                                                     Carrying       Approximate
as of December 31, 1997 (in millions)                   value        fair value
-------------------------------------------------------------------------------
Short-term borrowings classified as long-term          $351.5            $351.5
Other long-term debt and lease obligations              549.4             577.8
Commodity hedges                                            -              (3.4)
Foreign-currency forward contracts                          -              (7.8)
Foreign-currency option contracts                           -               2.2
===============================================================================


                                       Allegiance Corporation 1997 Annual Report

38 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  The carrying values of current assets and liabilities, including short-term borrowings, which have been classified as long-term, approximated their fair values at December 31, 1997 and 1996 due to their short-term maturities. The carrying values of long-term borrowings and commodity hedges approximated their fair values at December 31, 1996. The fair values of all other items noted in the above table are based on quoted market prices for the same or similar instruments.

  Investments in affiliates are accounted for by both the cost and equity methods and pertain to several minor investments in companies for which fair values are determined by quoted market prices and others for which fair values are not readily available, but are believed to approximate carrying amounts.


9. Related Party Transactions

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



                                               From
                                          Jan. 1 to
(in millions)                        Sept. 30, 1996    1995
-----------------------------------------------------------
Allegiance provided:

Distribution services to Baxter
 in the United States                        $160.4  $213.7

Administrative services to Baxter              18.9    25.2

Allegiance received:

Administrative services
 from Baxter                                 $ 36.2  $ 48.3

International distribution
 services from Baxter                          19.4    25.8
===========================================================

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

  Effective on the Distribution Date, Baxter and Allegiance entered into a series of administrative-services agreements under which Baxter and Allegiance would continue to provide, for a specified period of time, certain administrative services that each entity historically had provided to the other. These agreements require both parties to pay each other a fee that approximates the actual costs of these services. Additionally, Allegiance has continuing significant relationships with Baxter as a distributor, agent, customer and supplier for an array of health-care products and services.


10. Preferred Stock

The board of directors has authorized two million shares of $.01 par value preferred stock that can be issued in series with varying terms as determined by the board of directors. No shares of preferred stock have been issued.

PREFERRED STOCK PURCHASE RIGHTS

In September 1996, common stockholders received a dividend of one preferred stock purchase right (collectively, the "Rights") for each share of common stock held of record. Each Right entitles the registered holder to purchase from the company one one-hundredth of a share of Series A Junior Participating Preferred Stock for $65 (subject to adjustment). The Rights will become exercisable (and transferable apart from the common stock) on the earlier of (1) 10 days following a public announcement that a person or group has acquired or obtained the right to acquire 15 percent or more of the common stock, or (2) 10 business days following the commencement of an offer to acquire 15 percent or more of Allegiance common stock.

  If, after the Rights become exercisable, any person or group (the "Acquirer") acquires 15 percent or more of the common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors determine to be fair to and otherwise in the best interests of the company and its stockholders) each Right may be exercised for common stock (or, in certain circumstances, cash, other property or securities) having a value of $130 or equal to two times the exercise price of the Right, if adjusted. In specified circum-

Allegiance Corporation 1997 Annual Report

                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       39

stances, each Right may be exercised for common stock of an acquiring entity having a value of $130. All Rights held by the Acquirer will be null and void. The company may generally redeem the Rights at a price of $.01 per Right at any time until the Rights become transferable apart from the common stock. The Rights will expire at the close of business on September 30, 2006, unless redeemed earlier.


11. Common Stock

EMPLOYEE STOCK PURCHASE PLAN

The company has an employee stock purchase plan under which the sale of two million shares of its common stock has been authorized. The purchase price is the lower of 85 percent of the closing market price on the date of subscription or 85 percent of the closing market price on the date of purchase. Under this plan, the company sold to employees 545,673 shares at an average price per share of $17.88 in 1997 and 93,159 shares at an average price per share of $15.66 in 1996. At December 31, 1997 and 1996, subscriptions of 576,492 shares and 888,661 shares were outstanding. The weighted average fair value for each purchase right was $7.13 in 1997 and $4.79 in 1996.

INCENTIVE COMPENSATION PLANS

The company has various incentive plans for employees under which the grant of approximately 9.7 million shares of its common stock has been authorized. At December 31, 1997, there were approximately 264,000 shares remaining to be issued under this authorization.

  The company granted restricted common stock under this authorization in the amount of 86,203 shares in October 1996 and 4,047 shares in August 1997 to provide compensation to selected employees. All outstanding restricted shares are subject to future employment and vest two years from the grant date. In 1997, 1,727 shares were forfeited. There has been no other activity related to restricted shares.

  Various stock-option plans are also included under this authorization. Other than the Shared Investment Plan discussed below, all outstanding options under these plans have been granted at 100 percent of market value on the dates of grant, have a 10 year term and vest equally over three years from the grant date. The average remaining life of options outstanding at December 31, 1997 was
8.9 years. The exercise prices range from $18.38 to $29.38.

  On May 2, 1997, the company received $54.8 million in cash from 141 members of Allegiance's management who purchased approximately 2.4 million shares of the company's stock. The company granted one-day options for the shares, which were immediately exercised, from the approximately 9.7 million share authorization discussed above. This Shared Investment Plan was designed to align management and stockholder interests. Under terms of the voluntary program, Allegiance managers used personal full-recourse loans to purchase the newly issued shares at the closing price per share on May 2, 1997 of $23 1/4. The loans, borrowed from several banks, are at market interest rates and are the personal obligations of the participants. Allegiance has agreed to guarantee repayment to the banks in the event of default by a participant. Allegiance may take all actions necessary to obtain full reimbursement from the participant for amounts paid by Allegiance, if any, to the banks in the future under its guarantee.


FIXED STOCK-OPTION TRANSACTIONS
for the years ended December 31
                                                              Weighted
                                                               average
1997                                           Shares   exercise price
----------------------------------------------------------------------
Beginning of year                           6,417,601           $19.96
Granted                                     3,493,770            24.78
Exercised                                  (2,503,995)           23.07
Forfeited                                    (580,441)           20.56
----------------------------------------------------------------------
Stock options outstanding, end of year      6,826,935           $21.23
----------------------------------------------------------------------
Stock options exercisable, end of year      1,878,278           $19.93
----------------------------------------------------------------------
Weighted average fair value of each
 option granted during the year                                 $11.99
======================================================================

                                                              Weighted
                                                               average
1996                                           Shares   exercise price
----------------------------------------------------------------------
Inception of plans                                 --               --
Granted                                     6,459,329           $19.95
Exercised                                          --               --
Forfeited                                     (41,728)           18.38
----------------------------------------------------------------------
Stock options outstanding, end of year      6,417,601           $19.96
----------------------------------------------------------------------
Stock options exercisable, end of year             --               --
----------------------------------------------------------------------
Weighted average fair value of each
  option granted during the year                                $ 7.83
======================================================================

                             Allegiance Corporation 1997 Annual Report

40   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


SFAS NO. 123

No compensation cost has been recognized for the stock-option or stock purchase plans noted above. Had compensation cost been determined based on the fair value at the date of grant in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation:" net income would have been $75.7 million in 1997; basic and diluted net income per share would have been $1.33 and $1.30, respectively, in 1997; net loss for 1996 would have been $480.5 million; and basic and diluted net loss per share would have been $8.75 in 1996. The fair value of each option-grant is estimated on the date of grant using the Black-Scholes option-pricing model and the following assumptions:


Weighted Average Assumptions
years ended December 31                                    1997                         1996
--------------------------------------------------------------------------------------------
Dividend yield                                    1.13% -- 1.45%                       1.45%
Expected volatility                               28.8% -- 62.8%              29.8% -- 32.9%
Risk-free interest rate                            4.9% --  6.6%               5.1% --  6.5%
Expected life                                    1 month-7 years             1 month-7 years
============================================================================================

NON-EMPLOYEE DIRECTOR PROGRAM

The company granted 94,998 shares in October 1996 to non-employee directors. These options, granted at an exercise price of $18.38, were granted at 100 percent of market value on the date of grant, have a 10-year term and vest in May 1998. There has been no activity related to these shares. The fair value of each grant is estimated at $7.29.

OTHER

On November 6, 1997, Allegiance's board of directors authorized the company to repurchase up to 3 million shares of the company's common stock. Allegiance repurchased 1 million shares ($35.8 million) in 1997 and is authorized to repurchase the remaining 2 million shares in a systematic manner over approximately two years. The stock is held in treasury and will be used in the administration of the company's employee stock purchase plan and other benefit programs.


12. Retirement and Other Benefit Programs

Most U.S. employees are eligible to participate in a qualified 401(k) plan. Participants may contribute to the plan up to 12 percent of their base-pay earnings during the year (limited in 1997 to $9,500 per individual), and Allegiance matches participants' contributions, up to 3 percent of base-pay earnings. Matching contributions made by Allegiance were $7.8 million in 1997, $9.4 million in 1996 and $11.4 million in 1995.

  In addition to the matching contribution discussed above, eligible employees at December 31, 1997, received a contribution to their respective fixed retirement accounts in an amount equal to 3 percent of their base-pay earnings during the year. Expense related to this benefit in 1997 was $10.6 million. Contributions in excess of 3 percent can be made at management's discretion. No additional contributions were made for 1997.

  Certain employees as of December 31, 1997, who participated in Baxter-sponsored defined benefit plans prior to the Distribution Date are eligible to receive a contribution to their respective transition retirement account in an amount ranging from 2 to 8 percent of their base-pay earnings during the year, depending on benefit service points. This transitional benefit will be provided to eligible employees through 2003. Expense related to this benefit in 1997 was $5.0 million.

  The liability associated with post-employment benefits such as disability-related and workers' compensation payments was $18.8 million and $17.5 million at December 31, 1997 and 1996, respectively.

RETIREMENT AND OTHER BENEFIT PROGRAMS--
PRIOR TO DISTRIBUTION DATE ONLY

Allegiance participated in Baxter-sponsored non-contributory, defined benefit pension plans covering substantially all domestic employees as well as Baxter-sponsored contributory health-care and life-insurance benefit plans for substantially all domestic retired employees. Effective on the Distribution Date, Allegiance did not replace these Baxter plans. The pension liability related to Allegiance employees' service prior to the Distribution Date remained with Baxter. Additionally, the post-retirement liabilities for Allegiance employees who retired before the Distribution Date also remained with Baxter. As a result, Allegiance recognized curtailment gains of $35.9 million related to these plans in the third quarter of 1996.

Allegiance Corporation 1997 Annual Report

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     41




  Pension expense associated with the Baxter-sponsored plans prior to being frozen was $17.2 million for the nine months ended September 30, 1996, and $17.2 million for the year ended December 31, 1995.

  Expense associated with retiree benefits prior to the Distribution Date was $5.0 million for the nine months ended September 30, 1996, and $9.4 million in 1995.



13. Other (Income) Expense


years ended December 31 (in millions)     1997     1996     1995
-----------------------------------------------------------------
Asset dispositions, net                  $(7.7)  $    -  $(262.5)
Foreign exchange                           6.4      1.0      0.3
Foreign-currency hedging contracts        11.6        -        -
Other                                     (2.6)    (5.9)   (39.6)
-----------------------------------------------------------------
Total other (income) expense             $ 7.7    $(4.9) $(301.8)
=================================================================

14. Income Taxes

INCOME (LOSS) BEFORE INCOME TAX EXPENSE BY CATEGORY

years ended December 31 (in millions)     1997     1996     1995
-----------------------------------------------------------------
United States                            $103.4  $(491.9)  $433.9
International                              39.6     64.0     42.1
-----------------------------------------------------------------
Income (loss) before
 income taxes                            $143.0  $(427.9)  $476.0
=================================================================

INCOME TAX EXPENSE BY CATEGORY


years ended December 31 (in millions)     1997    1996     1995
-----------------------------------------------------------------
Current
 U.S.
  Federal                                $28.3   $ 48.6   $124.1
  State and local                          7.8     11.4     34.2
 International                             1.0      3.5     (5.1)
-----------------------------------------------------------------
Current income tax expense                37.1     63.5    153.2
-----------------------------------------------------------------
Deferred
 U.S.
  Federal                                 14.2     (9.4)    38.0
  State and local                          3.8     (1.4)     8.4
 International                            (3.0)    (2.9)     3.8
-----------------------------------------------------------------
Deferred income tax expense (benefit)     15.0    (13.7)    50.2
-----------------------------------------------------------------
Total income tax expense                 $52.1   $ 49.8   $203.4
=================================================================

Income tax expense prior to the Distribution Date was calculated as if Allegiance had been a stand-alone entity.


DEFERRED TAX ASSETS AND LIABILITIES

years ended December 31 (in millions)     1997    1996    1995
---------------------------------------------------------------
Deferred tax assets
 Accrued expenses                        $102.4  $ 93.8  $ 70.0
 Restructuring and
  non-recurring costs                      20.0    62.4    56.9
 Other                                      1.4       -     0.1
---------------------------------------------------------------
   Total deferred tax assets              123.8   156.2   127.0
---------------------------------------------------------------
Deferred tax liabilities
 Asset-basis differences                  113.2   125.8   106.7
 Other                                        -     4.8     1.0
---------------------------------------------------------------
   Total deferred tax liabilities         113.2   130.6   107.7
---------------------------------------------------------------
Net deferred tax assets                  $ 10.6  $ 25.6  $ 19.3
===============================================================

In 1996, $7.4 million of deferred tax assets were transferred to Baxter, related primarily to spin-off costs assumed by Baxter.

  Under a tax-sharing agreement with Baxter, Allegiance will pay for increases and be reimbursed for decreases to the net deferred tax assets transferred on the Distribution Date. Such increases or decreases may result from audit adjustments to Baxter's prior period tax returns.

RECONCILIATION OF INCOME TAX EXPENSE (BENEFIT)


years ended December 31 (in millions)     1997      1996     1995
-------------------------------------------------------------------
Income tax expense (benefit)
 at statutory rate                       $ 50.0   $(149.8)  $166.4
Tax-exempt operations                     (15.7)    (19.6)   (17.4)
Nondeductible goodwill
 and non-recurring costs                    6.2     213.5     28.1
State and local taxes                       7.6       6.5     27.0
Foreign tax expense                        (0.2)     (2.0)    (0.8)
Valuation allowance for losses
 in unconsolidated subs                     3.1         -        -
Other factors                               1.1       1.2      0.1
-------------------------------------------------------------------
Income tax expense                       $ 52.1   $  49.8   $203.4
===================================================================

The company has manufacturing operations outside the United States that benefit from reductions in local tax rates under tax incentives that will continue at least through 1998. U.S. federal income taxes, net of available foreign tax credits, on unremitted foreign earnings would have been approximately $52.3 million and $36.4 million as of December 31, 1997 and 1996.


                                       Allegiance Corporation 1997 Annual Report

42  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


15. Legal Proceedings

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

  BHC was one of 10 defendants named in a purported class action filed in August 1993, Kennedy, et al., v. Baxter Healthcare Corporation, et al., (Sup. Ct., Sacramento Co., Cal., #535632), on behalf of all medical and dental personnel in the State of California who allegedly suffered allergic reactions to natural rubber latex gloves and other protective equipment or who allegedly have been exposed to natural rubber latex products. The case alleged that users of various natural rubber latex products, including medical gloves made and sold by BHC and other manufacturers, suffered allergic reactions to the products ranging from skin irritation to systemic anaphylaxis. The Court granted defendants' demurrer to the class action allegations. On February 29, 1996, the California Appellate Court upheld the trial court's ruling and the case was dismissed. On April 8, 1994, a similar purported class action, Green, et al., v. Baxter Healthcare Corporation, et al., (Cir. Ct., Milwaukee Co., WI, 94CV004977), was filed against BHC and three other defendants. The class action allegations have been withdrawn, but additional plaintiffs added individual claims. On July 1, 1996, BHC was served with a similar purported class action, Wolf v. Baxter Healthcare Corp., et al., (Circuit Court, Wayne County, MI, 96-617844NP). BHC is the only named defendant in that suit. On January 3, 1997, BHC was served with a similar, nationwide proposed class action, Murray, et al., v. Baxter Healthcare Corporation, et al., (U.S.D.C. Southern District of Indiana, IP96-1889C). BHC and three other companies are defendants. On April 11, 1997, a similar proposed statewide class action, Delpit, et al. v. Ansell, Inc., et al., (U.S.D.C. Eastern District of Louisiana, 97-1112), was filed on behalf of users of latex gloves in the State of Louisiana. BHC and five other companies are defendants. On April 29, 1997, another similar proposed state-wide class action, Cowart, et. al. v. Ansell, Inc., et. al., (Civil District Court, Parish of Orleans, 97-
7237), was filed on behalf of users of latex gloves. Baxter International Inc. and three other companies are defendants. On November 5, 1997, plaintiffs in each of these cases stipulated to the dismissal of the class claims. On August 8, 1997, BHC was served with a writ of summons in a case styled, Swartz v. Ach, Inc., et al., (Court of Common Pleas of Jefferson County, Pennsylvania Civil Division, No.656-1997 C.D.) which purports to be a similar class action directed against manufacturers, distributors and sellers of natural rubber products. On October 9, 1996, the plaintiff in a case pending in federal court filed a petition with the Judicial Panel Multi District Litigation, In Re Latex Gloves Products Liability Litigation, (MDL Docket No. 1148), seeking to transfer and consolidate the cases involving claims related to natural rubber latex gloves pending in federal court for pretrial proceedings and/or trial. On February 26, 1997, the Panel granted the petition and ordered all cases pending in federal court to be transferred to the Eastern District of Pennsylvania for coordinated or consolidated pretrial proceedings. As of March 4, 1998, there are an additional 200 active lawsuits and one claim involving BHC and/or the company containing similar allegations of sensitization to natural rubber latex products. Allegiance intends to vigorously defend against these actions. Since none of these cases has proceeded to a hearing on the merits, Allegiance is unable to evaluate the extent of any potential liability, and unable to estimate any potential loss.

  Because of the increase in claims filed and the ongoing defense costs that will be incurred, the company believes it is probable that Allegiance will incur significant expenses related to the defense of cases involving natural rubber latex gloves. During the fourth quarter of 1996, the company recorded a charge of $19.5 million to provide the minimum amount of the potential range of defense costs expected to be incurred related to existing cases. On an ongoing basis, the company assesses the adequacy of reserves and provides the minimum amount of this potential range.

  Allegiance believes a substantial portion of any potential liability and remaining defense costs related to natural rubber latex gloves cases and claims will be covered by insurance, subject to self-insurance retentions, exclusions, conditions, coverage gaps, policy limits and insurer solvency. In 1996, Baxter notified

                                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  43


its insurance companies that it believes these cases and claims are covered by Baxter's insurance. Most of the insurers have reserved their rights (i.e., neither admitted nor denied coverage), and may attempt to reserve in the future, the right to deny coverage, in whole or in part, due to differing theories regarding, among other things, the applicability of coverage and when coverage may attach. Upon resolution of any of the uncertainties concerning these cases, the company may incur charges in excess of presently established reserves. Based upon the advice of counsel, it is not expected that the outcome of these matters will have a material adverse effect on Allegiance's overall business, cash flow, results of operations or financial condition.

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

  As of December 31, 1997, BHC had been identified as a potentially responsible party for cleanup costs at ten hazardous waste sites, for which Allegiance has assumed responsibility. Allegiance's largest assumed exposure is at the Thermo-Chem site in Muskegon, Michigan. Allegiance expects the total cleanup costs for this site to be between $44.0 million and $65.0 million, of which Allegiance's share would be approximately $5.4 million. This amount, net of payments of approximately $1.6 million, has been accrued and is reflected in Allegiance's consolidated financial statements. The estimated exposure for the remaining nine sites is approximately $3.8 million, which has been accrued and reflected in Allegiance's consolidated financial statements.

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

16. Industry and Geographic Information

Most of Allegiance's international sales are in Canada, France and Germany. The company has international manufacturing operations in Malaysia, Mexico, France, Malta and the Netherlands. The majority of raw materials used to manufacture natural rubber latex gloves is found in Malaysia. None of these geographic locations represents 10 percent or more of the company's net sales or identifiable assets.

  For the last three years, sales to customers that are members of two large hospital buying groups, Premier, Inc. ("Premier") and VHA Inc. ("VHA"), as a percentage of total sales, were 28 percent and 20 percent, respectively, in 1997, 27 percent and 20 percent, respectively, in 1996, and 27 percent and 16 percent, respectively, in 1995. Premier and VHA each comprise a group of health-care organizations that benefit from the pricing and other benefits available to members of the group. Certain members of each group are free to purchase from vendors of their choice. Although the loss of the relationship with either group could have a significant impact on sales to members of the group, the loss of such group would not necessarily mean the loss of sales from all members of the group.


                                       Allegiance Corporation 1997 Annual Report

44  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


17. Quarterly Financial Results and Market for the Company's Stock (Unaudited)

                                                      First    Second     Third    Fourth      Total
(unaudited, in millions, except per share data)     quarter   quarter   quarter   quarter       year
----------------------------------------------------------------------------------------------------
1997
Net sales                                          $1,055.9  $1,075.0  $1,083.3  $1,136.6   $4,350.8
Gross profit                                          219.8     223.4     226.5     238.5      908.2
Net income                                             21.0      22.0      23.0      24.9       90.9
Per common share:
  Net income
    Basic                                              0.38      0.39      0.40      0.43       1.60
    Diluted                                            0.37      0.38      0.39      0.42       1.56
  Dividends                                            0.10      0.10      0.10      0.10       0.40
  Market price
    High                                              26.38     28.38     31.63     35.44      35.44
    Low                                               22.13     20.00     26.44     27.50      20.00
====================================================================================================
1996
Net sales                                          $1,115.0  $1,086.1  $1,094.2  $1,091.9   $4,387.2
Gross profit                                          225.7     229.1     230.7     222.5      908.0
Net income (loss)/(1)/                                 30.6      26.7      60.5    (595.5)    (477.7)
Per common share:
  Net income (loss)/(1) (2)/
    Basic                                              0.56      0.49      1.10    (10.85)     (8.70)
    Diluted                                            0.56      0.49      1.10    (10.85)     (8.70)
  Dividends                                             n/a       n/a       n/a      0.10       0.10
  Market price
    High/(3)/                                           n/a       n/a     18.63     27.88      27.88
    Low/(3)/                                            n/a       n/a     16.25     17.00      16.25
====================================================================================================

n/a - not applicable

(1) Net loss for the fourth quarter 1996 includes non-recurring pretax charges of $550.0 million for the write-down of goodwill and $95.5 million primarily for facility consolidations and other asset write-downs.
(2) Earnings per share data through September 30, 1996, assume the shares issued in connection with the spin-off from Baxter International Inc. were outstanding.
(3) Allegiance stock traded on a "when issued" basis from September 24, 1996, to September 30, 1996.

Allegiance common stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. The New York Stock Exchange is the principal market on which the company's common stock is traded. At January 31, 1998, there were approximately 43,925 holders of record of the company's common stock.


Allegiance Corporation 1997 Annual Report

                                FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA  45

years ended December 31                                               1997     1996/(1)/    1995/(2)/    1994/(2)/  1993/(2)(3)/
-------------------------------------------------------------------------------------------------------------------------------
OPERATIONS           Net sales                                    $4,350.8     $4,387.2     $4,921.9     $5,108.6   $5,019.3
(in millions)        Net income (loss)                                90.9       (477.7)       272.6        214.9      (68.4)
                     Depreciation and amortization                   126.0        145.2        164.6        222.8      221.0
-------------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED     Working capital                              $  548.8     $  637.4     $  679.7     $1,054.9   $  928.1
(in millions)        Capital expenditures                             81.3        102.5        111.9        122.4      273.1
                     Total assets                                  2,696.6      2,799.2      3,443.7      4,031.4    4,576.2
                     Long-term debt and lease obligations            900.7      1,106.6            -            -          -
-------------------------------------------------------------------------------------------------------------------------------
PER COMMON           Average number of common shares
SHARE/(4)/             outstanding (in millions)
                       Basic                                          56.9         54.9         54.8         54.8       54.8
                       Diluted                                        58.2         54.9         54.8         54.8       54.8
                     Net income (loss)
                       Basic                                      $   1.60     $  (8.70)    $   4.97     $   3.92   $  (1.25)
                       Diluted                                        1.56        (8.70)        4.97         3.92      (1.25)
                     Cash dividends declared                          0.40         0.10          n/a          n/a        n/a
                     Market price--high                              35.44        27.88          n/a          n/a        n/a
                     Market price--low                               20.00        16.25          n/a          n/a        n/a
-------------------------------------------------------------------------------------------------------------------------------
PRODUCTIVITY         Employees at year-end                          19,800       20,700       21,300       21,100     26,900
MEASURES             Sales per year-end employee                  $219,737     $211,942     $231,075     $242,114   $186,591
                     Net income (loss) per employee                  4,591      (23,077)      12,798       10,185     (2,543)
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL RETURNS    Net income (loss) as a percentage of sales        2.1%       (10.9%)        5.5%         4.2%      (1.4%)
AND STATISTICS       Long-term debt as a percentage of total
                       year-end capital                               49.0         57.2            -            -          -
===============================================================================================================================

n/a--not applicable

(1) Net loss for 1996 includes non-recurring pretax charges of $550.0 million for the write-down of goodwill and $95.5 million primarily for facility consolidations and other asset write-downs.

(2)  Data includes certain businesses that were divested in 1994 and 1995.

(3) Net loss includes a provision for restructuring charges of a pretax amount of $484.0 million.

(4) Earnings per share data prior to 1996 assume the shares issued in connection with the spin-off from Baxter International Inc. were outstanding.


                                       Allegiance Corporation 1997 Annual Report